Exhibit 99.2

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

PEGASUS INVESTMENT HOLDINGS LIMITED

PEGASUS MERGER SUB LIMITED

and

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

Dated as of June 9, 2015

-i-

-ii-

-iii-

AGREEMENT AND PLAN OF MERGER, dated as of June 9, 2015 (this “Agreement”), among Pegasus Investment Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Pegasus Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and China Mobile Games and Entertainment Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).

WHEREAS, Parent and the Company intend to enter into a transaction pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly-owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) determined that the execution by the Company of this Agreement and the Plan of Merger and consummation of the transactions contemplated by this Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”), are fair to and in the best interests of the Company and its shareholders, (b) approved and declared advisable the Merger, the other Transactions, this Agreement and the Plan of Merger and (c) resolved to recommend in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions to the holders of Shares and direct that this Agreement, the Plan of Merger and the Transactions be submitted to the holders of Shares for authorization and approval;

WHEREAS, the board of directors of each of Parent and Merger Sub has (a) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions and (b) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Plan of Merger; and

WHEREAS, as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, V1 Group Limited, a company incorporated under the laws of Bermuda (the “Controlling Shareholder”) and Parent have executed and delivered a voting agreement, dated as of the date hereof (the “Voting Agreement”), pursuant to which and subject to the terms and conditions set forth therein the Controlling Shareholder will, among other things, vote all Shares held directly or indirectly by it in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “CICL”), at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company in the Merger (the “Surviving Corporation”) under the Laws of the Cayman Islands and become a wholly-owned Subsidiary of Parent.

Section 1.02 Closing; Closing Date. Unless otherwise unanimously agreed in writing between the Company, Parent and Merger Sub, the closing for the Merger (the “Closing”) shall take place on a date and at a time agreed between Parent and the Company (Beijing time) at the offices of Wilson Sonsini Goodrich & Rosati, Suite 1509, 15/F, Jardine House, 1 Connaught Place, Central, Hong Kong as soon as practicable, but in any event no later than the tenth (10th) Business Day following the day on which the last of the conditions set forth in Article VII to be satisfied or, if permissible, waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of those conditions) are satisfied or, if permissible, waived, in accordance with this Agreement (such date being the “Closing Date”).

Section 1.03 Effective Time. Subject to the provisions of this Agreement, on the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Plan of Merger”) substantially in the form set out in Annex A attached hereto and such parties shall file the Plan of Merger and other documents required under the CICL to effect the Merger with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICL. The Merger shall become effective at the time specified in the Plan of Merger in accordance with the CICL (the “Effective Time”).

Section 1.04 Effects of the Merger. At the Effective Time, the Merger shall have the effects specified in the CICL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Corporation shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of the Company and Merger Sub in accordance with the CICL.

Section 1.05 Memorandum and Articles of Association of Surviving Corporation. At the Effective Time, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the memorandum and articles of association of the Surviving Corporation until thereafter amended as provided by the CICL and such memorandum and articles of association; provided that at the Effective Time, (a) Article I of the memorandum of association of the Surviving Corporation shall be amended to read as follows: “The name of the company is “China Mobile Games and Entertainment Group Limited” and the Articles of association of the Surviving Corporation shall be amended to refer to the name of the Surviving Corporation as “China Mobile Games and Entertainment Group Limited”, (b) references therein to the authorized share capital of the Surviving Corporation shall be amended to refer to the correct authorized capital of the Surviving Corporation as approved in the Plan of Merger, if necessary and (c) the memorandum and articles of association of the Surviving Corporation will contain provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification of liability and advancement of expenses than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, in accordance with Section 6.05(a).

Section 1.06 Directors and Officers. The parties hereto shall take all actions necessary so that (a) the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and (b) the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case, unless otherwise determined by Parent prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Corporation.

ARTICLE II

CONVERSION OF SECURITIES; MERGER CONSIDERATION

Section 2.01 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any securities of the Company:

(a) each Class A ordinary share, par value US$0.001 each, of the Company (a “Class A Share” or, collectively, the “Class A Shares”, including Class A Shares represented by ADSs), issued and outstanding immediately prior to the Effective Time (other than the Dissenting Shares) shall be cancelled in exchange for the right to receive US$1.5714 in cash per Class A Share without interest (the “Class A Per Share Merger Consideration”) payable in the manner provided in Section 2.04; for the avoidance of doubt, each American Depositary Share, representing fourteen (14) Class A Shares (each, an “ADS” or collectively, the “ADSs”) issued and outstanding immediately prior to the Effective Time shall represent the right to receive US$22.00 in cash without interest (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement;

(b) each Class B ordinary share, par value US$0.001 each, of the Company (a “Class B Share” or, collectively, the “Class B Shares”, and together with Class A Shares, each a “Share” or, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than the Dissenting Shares) shall be cancelled in exchange for the right to receive US$1.5714 in cash per Class B Share without interest (the “Class B Per Share Merger Consideration”, and, as applicable, together with Class A Per Share Merger Consideration, the “Per Share Merger Consideration”);

(c) each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled in accordance with Section 2.03 and thereafter represent only the right to receive the applicable payments set forth in Section 2.03;

(d) each of the Company RSUs shall be cancelled in accordance with Section 2.02(a) and thereafter represent only the right to receive the applicable payments set forth in Section 2.02(d);

(e) all Shares issued and outstanding immediately prior to the Effective Time, including Shares represented by ADSs, shall cease to be outstanding, shall be cancelled and shall cease to exist, and the register of members of the Company shall be amended accordingly; and

(f) each ordinary share, par value US$0.001 each, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share, par value US$0.001 each, of the Surviving Corporation. Such ordinary shares shall constitute the only issued and outstanding share capital of the Surviving Corporation, which shall be reflected in the register of members of the Surviving Corporation.

Section 2.02 Share Incentive Plan, Outstanding Company Options, Company Warrants and Company RSUs.

(a) At the Effective Time, the Company shall use its reasonable best efforts to (i) terminate the Company’s Share Incentive Plan and any relevant award agreements entered into under the Share Incentive Plan, (ii) cancel each Company Option that is outstanding and unexercised, whether or not vested or exercisable, (iii) cancel each Company Warrant that is outstanding and unexercised, whether or not vested or exercisable and (iv) cancel each Company RSU that is outstanding.

(b) Each former holder (or his or her designee) of a Company Option that is cancelled at the Effective Time shall, in exchange thereof, be paid by the Surviving Corporation or one of its Subsidiaries, as soon as practicable (and in any event no more than five (5) Business Days) after the Effective Time (without interest), a cash amount equal to the product of (i) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Company Option multiplied by (ii) the number of Shares underlying such Company Option; provided that if the Exercise Price of any such Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option shall be cancelled without any payment therefor.

(c) Each former holder (or his or her designee) of a Company Warrant that is cancelled at the Effective Time shall, in exchange thereof, be paid by the Surviving Corporation or one of its Subsidiaries, as soon as practicable (and in any event no more than five (5) Business Days) after the Effective Time (without interest), a cash amount equal to the product of (i) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Company Warrant multiplied by (ii) the number of Shares underlying such Company Warrant; provided that if the Exercise Price of any such Company Warrant is equal to or greater than the Per Share Merger Consideration, such Company Warrant shall be cancelled without any payment therefor.

(d) Each former holder (or his or her designee) of a Company RSU that is cancelled at the Effective Time shall, in exchange thereof, be paid by the Surviving Corporation or one of its Subsidiaries, as soon as practicable (and in any event no more than five (5) Business Days) after the Effective Time (without interest), a cash amount equal to the Per Share Merger Consideration multiplied by the number of Shares underlying such Company RSU.

(e) At or prior to the Effective Time, the Company, the Company Board or the compensation committee of the Company Board, as applicable, shall take the actions set forth in Section 2.02(c) of the Company Disclosure Schedule. From and after the Effective Time neither Parent nor the Surviving Corporation will be required to issue Shares or other share capital of the Company or the Surviving Corporation to any person pursuant to the Share Incentive Plan or in settlement of any Company Option, Company Warrant or Company RSU (as applicable). Promptly following the date hereof, the Company shall deliver written notice to each holder of Company Options, Company Warrants and/or Company RSUs informing such holder of the effect of the Merger on his or her Company Options, Company Warrants and/or Company RSUs (as applicable).

Section 2.03 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICL, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the CICL (collectively, the “Dissenting Shares” and holders of Dissenting Shares collectively being referred to as “Dissenting Shareholders”) shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the CICL.

(b) For the avoidance of doubt, all Shares held by shareholders who shall have effectively withdrawn or lost their dissenter rights under Section 238 of the CICL shall thereupon (i) not be deemed to be Dissenting Shares and (ii) be deemed to have been converted into, and to have become exchanged for, as of the Effective Time, the right to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 2.04. Parent shall promptly deposit or cause to be deposited with the Paying Agent any additional funds necessary to pay in full the aggregate Per Share Merger Consideration so due and payable to such shareholders who have failed to exercise or who shall have effectively withdrawn or lost such dissenter rights under Section 238 of the CICL.

(c) The Company shall give Parent (i) prompt notice of any notices of objection, notices of dissent or demands for appraisal under Section 238 of the CICL received by the Company, attempted withdrawals of such notices or demands, and any other instruments served pursuant to applicable Laws of the Cayman Islands and received by the Company relating to its shareholders’ rights to dissent from the Merger or appraisal rights and (ii) the opportunity to direct all negotiations and proceedings with respect to any such notice or demand for appraisal under the CICL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

(d) In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to Section 238(2) of the CICL, the Company shall serve written notice of the authorization and approval of this Agreement, the Plan of Merger and the Transactions on such shareholders pursuant to Section 238(4) of the CICL within 20 days of obtaining the Requisite Company Vote at the Shareholders’ Meeting.

Section 2.04 Exchange of Share Certificates, etc.

(a) Paying Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company selected by Parent with the Company’s prior consent (such consent not to be unreasonably withheld, conditioned or delayed) to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Section 2.01(a), Section 2.01(b) and Section 2.03(b), and Parent shall enter into a paying agent agreement with the Paying Agent in form and substance reasonably acceptable to the Company. At or prior to the Effective Time, or in the case of payments pursuant to Section 2.03(b), when ascertained pursuant to Section 2.03(b), Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares and ADSs, cash in an amount sufficient to pay the aggregate Per Share Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”).

(b) Exchange Procedures. Promptly after the Effective Time (and in any event within three (3) Business Days from the Effective Time), the Surviving Corporation shall cause the Paying Agent to mail to each person who was, at the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a) or Section 2.01(b): (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Parent and the Company, and shall specify the manner in which the delivery of the Exchange Fund to registered holders of Shares shall be effected and contain such other provisions as Parent and the Company may mutually agree prior to the Effective Time) and (ii) instructions for use in effecting the surrender of any issued share certificates representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) or non-certificated Shares represented by book entry (“Uncertificated Shares”) and/or such other documents as may be required in exchange for the Per Share Merger Consideration. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or Uncertificated Shares and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Share Certificate (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) and each registered holder of Uncertificated Shares shall be entitled to receive in exchange therefor a check, in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, and any Share Certificate so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time and (y) the Per ADS Merger Consideration and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs upon surrender by them of the ADSs. Pursuant to the terms of the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary and government charges (including withholding Taxes, if any) due to or incurred by the Depositary in connection with the cancellation of their ADSs, the distribution of the Per ADS Merger Consideration to ADS holders and the termination of the ADS program or facility. No interest shall be paid nor will it accrue on any amount payable in respect of the Shares or ADSs pursuant to the provisions of this Article II. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a check for any cash to be exchanged upon due surrender of the Share Certificate may be issued to such transferee if the Share Certificates, if any, that immediately prior to the Effective Time represented such Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that the share transfer Taxes have been paid (if applicable) or are not applicable.

(c) Lost Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or the Paying Agent, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation or the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in respect of such lost, stolen or destroyed Share Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of Shares represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01(a) or Section 2.01(b).

(d) Untraceable and Dissenting Shareholders. Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, shall not be sent to holders of Shares or ADSs who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Depositary, as applicable, of their current contact details. A holder of Shares or ADSs will be deemed to be untraceable if (i) such person has no registered address in the register of members (or branch register) maintained by the Company or the Depositary, as applicable, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such person either (A) has been sent to such person and has been returned undelivered or has not been cashed or (B) has not been sent to such person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable or (iii) notice of the Shareholders’ Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered. Monies due to Dissenting Shareholders and shareholders of the Company who are untraceable shall be returned to the Surviving Corporation on demand and held in a non-interest bearing bank account for the benefit of Dissenting Shareholders and shareholders of the Company (including holders of ADSs) who are untraceable. Monies unclaimed after a period of seven years from the Closing Date shall be forfeited and shall revert to the Surviving Corporation.

(e) Adjustments to Merger Consideration. The Per Share Merger Consideration and the Per ADS Merger Consideration shall be equitably adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares occurring on or after the date hereof and prior to the Effective Time and to provide to the holders of Shares (including Shares represented by ADSs), Company Options, Company Warrants and Company RSUs the same economic effect as contemplated by this Agreement prior to such action.

(f) Investment of Exchange Fund. The Exchange Fund, pending its disbursement to the holders of Shares (including Shares represented by ADSs), shall be invested by the Paying Agent as directed by Parent; provided that (i) Parent shall not direct the Paying Agent to make any such investments that are speculative in nature and (ii) no such investment or losses shall affect the amounts payable to such holders and Parent shall promptly replace or cause to be replaced any funds deposited with the Paying Agent that are lost through any investment so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to pay the aggregate Per Share Merger Consideration. Earnings from investments shall be the sole and exclusive property of Parent and the Surviving Corporation. Except as contemplated by Section 2.04(b) and this Section 2.04(f), the Exchange Fund shall not be used for any other purpose.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of Shares (including Shares represented by ADSs) for six (6) months after the Effective Time shall be delivered to the Surviving Corporation upon demand, and any holders of Shares (including Shares represented by ADSs) who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for the cash to which they are entitled pursuant to Section 2.01(a), Section 2.01(b) and Section 2.03(b).

(h) No Liability. None of the Paying Agent, the Sponsors, Parent, the Surviving Corporation or the Depositary shall be liable to any former holder of Shares for any such Shares (including Shares represented by ADSs) (or dividends or distributions with respect thereto) or cash properly delivered to a public official pursuant to any applicable abandoned property, bona vacantia, escheat or similar Law. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Laws, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any person previously entitled thereto.

(i) Tax; Withholding Rights. Each of Parent, the Surviving Corporation, the Paying Agent and the Depositary shall only be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares (including Shares represented by ADSs), Company Options, Company Warrants or Company RSUs such amounts that are (1) required to be deducted and withheld pursuant to any provision of applicable Tax Law related to or regarding Taxes with respect to holders of Shares (including Shares represented by ADSs), Company Options, Company Warrants and Company RSUs, in each case, that were received in connection with the employment of such holder with the Company or any of its Subsidiaries, (2) required as a result of a change in relevant Tax Law or published administrative practice by a Governmental Authority in charge of Tax after the date of this Agreement but on or prior to the Closing Date or (3) required pursuant to a written demand received by Parent, the Paying Agent, or the Depositary from a taxing authority after the date of this Agreement but on or prior to the Closing Date. To the extent that any permitted amounts are so withheld by Parent, the Surviving Corporation, the Paying Agent or the Depositary, as the case may be, such withheld amounts shall be (i) remitted by Parent, the Surviving Corporation, the Paying Agent or the Depositary to the applicable Governmental Authority and (ii) to the extent so remitted, treated for all purposes of this Agreement as having been paid to the holder of the Shares (including Shares represented by ADSs), Company Options, Company Warrants or Company RSUs in respect of which such deduction and withholding was made by Parent, the Surviving Corporation, the Paying Agent or the Depositary, as the case may be. In the event that Parent, the Surviving Corporation, the Paying Agent or the Depositary determines that withholding is required under applicable Law and permitted under this Agreement, Parent shall so notify the Company in writing at least five (5) days prior to the Closing Date to provide the equityholders of the Company and/or the Company on their behalf with sufficient opportunity to provide any form or documentation or take other steps in order to avoid such withholding. Notwithstanding the foregoing, by accepting the consideration payable pursuant to this Agreement, each holder of Shares (including Shares represented by ADSs), Company Options, Company Warrants or Company RSUs acknowledges it shall be responsible for all Taxes payable by such holder with respect to any such amounts received by the holder pursuant to this Agreement.

Section 2.05 No Transfers. From and after the Effective Time, (a) no transfers of Shares shall be effected in the register of members of the Company and (b) the holders of Shares (including Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Share Certificates presented to the Paying Agent, Parent or Surviving Corporation for transfer or any other reason shall be canceled in exchange for the right to receive the cash consideration to which the holders thereof are entitled under this Article II.

Section 2.06 Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall provide notice to The Bank of New York Mellon (the “Depositary”) to terminate the deposit agreement, dated September 20, 2012 between the Company, the Depositary and all holders from time to time of ADSs issued thereunder (the “Deposit Agreement”) in accordance with its terms.

Section 2.07 Agreement of Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 238(8) of the CICL.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As an inducement to Parent and Merger Sub to enter into this Agreement, (a) except as set forth in the Company Disclosure Schedule (it being understood that (1) any information set forth in one Section or subsection of the Company Disclosure Schedule shall be deemed to apply to or qualify the Section or subsection of this Agreement to which it corresponds in number and each other Section or subsection of this Agreement to the extent that it is reasonably apparent that such information applies to or qualifies such other Section or subsection and (2) notwithstanding that any representation specifically references a Section or subsection of the Company Disclosure Schedule, each representation shall be deemed to be qualified by any information in the Company Disclosure Schedule where it is reasonably apparent that such information applies or qualifies such representation) and (b) except as disclosed in the Company SEC Reports filed or furnished prior to the date of this Agreement (excluding “risk factors” Sections or any statements or disclosures in such reports in each case to the extent they are predictive or forward-looking, in each case other than any specific factual information contained therein), the Company hereby represents and warrants to Parent and Merger Sub that:

Section 3.01 Organization and Qualification; Subsidiaries. Each of the Company and its Subsidiaries is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to be in good standing or have such power and authority would not, have a Company Material Adverse Effect. The Company and each of its Subsidiaries is duly qualified or licensed as a foreign corporation or other legal entity to do business, and is in good standing (with respect to jurisdictions that recognize the concept of good standing), in each jurisdiction where the character of the properties or assets owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing would not, have a Company Material Adverse Effect.

Section 3.02 Memorandum and Articles of Association. The memorandum and articles of association, bylaws or other equivalent organizational documents, as applicable, of each of the Company and its Subsidiaries are in full force and effect. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its memorandum and articles of association, bylaws or equivalent organizational documents, as applicable, in any material respect.

Section 3.03 Capitalization.

(a) The authorized share capital of the Company is US$1,000,000 divided into 750,000,000 Class A Shares each of a nominal or par value of US$0.001 and 250,000,000 Class B Shares each of a nominal or par value of US$0.001. As of the date hereof, (i) 257,778,421 Class A Shares and 180,821,228 Class B Shares are issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable, and (ii) 47,386,002 Shares are reserved for future issuance pursuant to outstanding Company Options, 50,853,637 Shares are reserved for future issuance pursuant to outstanding Company Warrants and 1,587,724 Shares are reserved for future issuance pursuant to outstanding Company RSUs. Each Company Option, Company Warrant and Company RSU was granted in accordance with all applicable Laws in all material respects and, as applicable, all of the terms and conditions of the relevant Share Incentive Plan, and in compliance with the rules and regulations of the NASDAQ (“NASDAQ”) in all material respects.

(b) Except for the Company Options, Company Warrants and Company RSUs referred to in Section 3.03(a), there are no options, warrants, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character issued by the Company or any of its Subsidiaries relating to the issued or unissued share capital of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue or sell any shares or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or any share capital or other securities of the Company or any of its Subsidiaries, except in connection with the Control Contracts. As of the date of this Agreement, no bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which shareholders of the Company may vote are issued or outstanding.

(c) Each outstanding share of capital stock of, or other equity interest in, each Subsidiary wholly-owned by the Company is (i) duly authorized, validly issued, fully paid and non-assessable (to the extent such concept is applicable in the relevant jurisdiction), (ii) owned by the Company or another of its wholly-owned Subsidiaries free and clear of all Liens (other than Permitted Encumbrances) and (iii) not subject to any outstanding obligations of the Company or any of its Subsidiaries requiring the registration under any securities Law for sale of such share of capital stock or other equity interests. Each outstanding share of capital stock of or other equity interest that is directly or indirectly owned by the Company in each of its Subsidiaries that is not wholly-owned by the Company, is (i) duly authorized, validly issued, fully paid and non-assessable (to the extent such concept is applicable in the relevant jurisdiction), (ii) owned by the Company or another of its Subsidiaries free and clear of all Liens (other than Permitted Encumbrances) and (iii) not subject to any outstanding obligations of the Company or any of its Subsidiaries requiring the registration under any securities Law for sale of such share of capital stock or other equity interests.

(d) Section 3.03(d) of the Company Disclosure Schedule sets forth all Subsidiaries of the Company and all other person whose capital stock or other equity interest is directly or indirectly owned by the Company and the respective ownership percentage.

Section 3.04 Authority Relative to This Agreement.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and the Plan of Merger, to perform its obligations hereunder and thereunder and, subject to receipt of the Company Shareholder Approval, to consummate the Transactions. The execution and delivery of this Agreement and the Plan of Merger by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the Plan of Merger or to consummate the Transactions (other than, with respect to the approval and authorization of this Agreement, the Plan of Merger and the Merger, obtaining the Company Shareholder Approval). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) The Company Board, by resolutions duly adopted by unanimous vote of those directors voting at a meeting duly called and held and not subsequently rescinded or modified in a manner adverse to Parent, has (i) determined that the execution of this Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger, are fair to, and in the best interests of, the Company and its shareholders; (ii) approved and declared advisable the Merger, the other Transactions, this Agreement and the Plan of Merger; and (iii) resolved to recommend the approval and authorization of this Agreement, the Plan of Merger and the Transactions to the holders of Shares, and directed that this Agreement and the Plan of Merger be submitted for approval and authorization by the shareholders of the Company at the Shareholders’ Meeting (the “Company Recommendation”).

(c) The only vote of the holders of any class or series of share capital of the Company necessary to approve and authorize this Agreement, the Plan of Merger and the Merger is the affirmative vote of shareholders holding two-thirds or more of the voting power of the Shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting (the “Requisite Company Vote”).

Section 3.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Merger will not, (i) conflict with or violate the memorandum and articles of association or other equivalent organizational documents of the Company or any of its Subsidiaries (in the case of the consummation of the Merger only, assuming that the Requisite Company Vote is obtained); (ii) conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected (assuming all consents, approvals, authorizations and other actions described in Section 3.05(b) have been obtained or taken and all filings and obligations described in Section 3.05(b) have been made or satisfied and that in the case of the consummation of the Merger only, the Requisite Company Vote is obtained); or (iii) violate, conflict with, require consent under, result in any breach of, result in loss of benefit under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company or any of its Subsidiaries (other than Permitted Encumbrances) pursuant to, any note, bond, mortgage, indenture, deed of trust, contract, agreement, Lease, license, Company Permit or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets or properties is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have a Company Material Adverse Effect.

(b) Other than, in the case of the consummation of the Merger only, filings and/or notices required for (i) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder (including the furnishing of Form 6-K with the proxy statement relating to the Merger (including any amendment or supplement thereto, the “Proxy Statement”)), (ii) compliance with the rules and regulations of NASDAQ, (iii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICL and (iv) the consents, approvals, authorizations or permits of, or filings with or notifications to, the Governmental Authorities set forth in Section 3.05(b) of the Company Disclosure Schedule (collectively, the “Requisite Regulatory Approvals”), no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any Governmental Authority in connection with the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other Transactions, except for those the failure to make or obtain which would not, have a Company Material Adverse Effect.

Section 3.06 Permits; Compliance.

(a) (i) The business of each of the Company and its Subsidiaries is conducted in compliance with all Laws applicable to the Company or such Subsidiary or by which any property, asset or right of the Company or such Subsidiary is bound, (ii) the Company is in compliance with the applicable listing, corporate governance and other rules and regulations of NASDAQ, (iii) each of the Company and its Subsidiaries is in possession of all Company Permits necessary for the lawful conduct of its business and the ownership, use, occupancy and operation of its assets and properties, (iv) all approvals of, and filings and registrations and other requisite formalities with, Governmental Authorities in the PRC required to be made by the Company or its Subsidiaries in respect of the Company and such Subsidiaries and their capital structure and operations, including registrations with the State Administration for Industry and Commerce, the State Administration of Foreign Exchange (“SAFE”) and the State Administration of Taxation, and their respective local counterparts, have been duly completed in accordance with applicable PRC Laws, (v) each of the Company and its Subsidiaries is in compliance with the terms of such Company Permits, and (vi) no such Company Permit shall cease to be effective as a result of the Transactions, except, in each case, for such non-compliance, non-possession or failure to complete or remain effective as would not, have a Company Material Adverse Effect. Without limiting the foregoing, each of the Company and its Subsidiaries is in compliance with all applicable Laws relating to: (A) the privacy of users of (including Internet users who view or interact with) the Company Products and all of the Company’s and its Subsidiaries’ websites; and (B) the collection, use, storage, retention, disclosure, and disposal of any Personal Information collected by the Company or any of its Subsidiaries, or by Third Parties acting on the Company’s or any of its Subsidiaries’ behalf, except, in each case, for such non-compliance as would not have a Company Material Adverse Effect. None of the Company or any of its Subsidiaries has received any written notice or other written communication of any material non-compliance with any applicable Laws.

(b) In the past three (3) years, except as would not have a Company Material Adverse Effect, none of the Company, any of its Subsidiaries or any of their respective directors, officers or employees or, to the knowledge of the Company, any agent or any other person acting for or on behalf of the Company or any of its Subsidiaries (each, a “Company Affiliate”) has (i) violated any applicable Anticorruption Law or (ii) offered, paid, promised to pay, or authorized any payment or transfer of, anything of value, directly or indirectly, to any Government Official for the purpose of (A) improperly influencing any act or decision of such Government Official in his official capacity, (B) improperly inducing such Government Official to do or omit to do any act in relation to his lawful duty, (C) securing any improper advantage, or (iv) inducing such Government Official to improperly influence or affect any act or decision of any Governmental Authority, in each case, in order to assist the Company or any of its Subsidiaries in obtaining or retaining business for or with, or in directing business to, any person.

Section 3.07 SEC Filings; Financial Statements.

(a) The Company has filed all forms, reports, statements, schedules and other documents required to be filed by it with the Securities and Exchange Commission (the “SEC”) (the “Company SEC Reports”). The Company SEC Reports (i) at the time they were filed and, if amended, as of the date of such amendment, complied in all material respects with all applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act (in each case, including the rules and regulations promulgated thereunder), and (ii) did not, at the time they were filed, and, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, none of the Company SEC Reports is the subject of ongoing SEC review or outstanding SEC comment, nor, to the knowledge of the Company, is the SEC or any other Governmental Authority conducting any investigation or review of any Company SEC Reports.

(b) (i) The audited consolidated financial statements included in or incorporated by reference into the Company SEC Reports (including the related notes and schedules) fairly present the consolidated financial position of the Company and its consolidated Subsidiaries as of their respective dates, and the consolidated results of operations, changes in shareholders’ equity and cash flows, as the case may be, of the Company and its consolidated Subsidiaries for the periods set forth therein, in each case in accordance with United States generally accepted accounting principles (“GAAP”).

(c) The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, of the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(d) The Company has implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) that are designed to ensure that material information relating to the Company required to be included in reports filed under the Exchange Act is made known to its chief executive officer and chief financial officer or other persons performing similar functions. Neither the Company nor, to the Company’s knowledge, its independent registered public accounting firm, has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the internal controls and procedures of the Company which are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial data, in each case which has not been subsequently remediated. To the knowledge of the Company, there have been no instances of fraud, whether or not material, that involves the management of the Company or other employees who have a significant role in the internal controls over financial reporting utilized by the Company that occurred during any time period covered by the Company SEC Reports or since December 31, 2014.

Section 3.08 No Undisclosed Liabilities. None of the Company or any Subsidiary of the Company has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries, except for liabilities or obligations (a) which have not and would not have a Company Material Adverse Effect, (b) reflected or reserved against in the 2014 Balance Sheet or otherwise included in the Company SEC Reports, (c) incurred after December 31, 2014, in the ordinary course of business consistent with past practice, or (d) incurred pursuant to the Transactions.

Section 3.09 Absence of Certain Changes or Events. Since December 31, 2014, (a) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, and (b) there has not been (i) any change in the financial condition, business or results of operations or any circumstance, occurrence or development, in each case which has had a Company Material Adverse Effect, (ii) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of share capital of the Company or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary of the Company to the Company or to any other wholly-owned Subsidiary of the Company), (iii) any adoption of, resolution to approve or petition or similar proceeding or order in relation to, a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, or (iv) any receiver, trustee, administrator or other similar person appointed in relation to the affairs of the Company or its property or any part thereof.

Section 3.10 Absence of Litigation. As of the date hereof, there is no Proceeding pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries before any Governmental Authority that has had or would have a Company Material Adverse Effect. None of the Company, its Subsidiaries or any material property or asset of the Company or any of its Subsidiaries is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority or any Order of any Governmental Authority, except as would not have a Company Material Adverse Effect.

Section 3.11 Employee Benefit Plans.

(a) All material benefit and compensation plans, agreements, or arrangements, including plans and agreements to provide severance, change-in-control or retention bonuses, profit-sharing, equity compensation or incentives, deferred compensation, welfare benefits or fringe benefits, employment or consulting agreements (other than employment agreements entered into by the Company or any of its Subsidiaries in the ordinary course of business with an employee other than a Key Employee and statutory plans or arrangements maintained or administered by a Governmental Authority) (collectively, the “Plans”) covering current or former directors, employees or consultants are listed in Section 3.11(a) of the Company Disclosure Schedule. True and complete copies of each Plan (or a summary thereof, if any Plan is not in writing), including all amendments thereto, have been provided or made available to Parent and Merger Sub. Neither the Company nor any of its Subsidiaries has obligated itself to create any additional Plan or materially modify or change any existing Plan, and, since December 31, 2014 there has been no adoption of or material change, amendment, or modification to, any Plan.

(b) Except as otherwise specifically provided in this Agreement regarding the Company Options, Company Warrants and Company RSUs, neither the execution and delivery of this Agreement nor the consummation of the Transactions will (x) result in any payment becoming due to any current or former director, employee or consultant of the Company or any of its Subsidiaries; (y) increase any benefits otherwise payable under any of the Plans; or (z) result in any acceleration of the time of payment or vesting of any such payments or benefits.

(c) There is no outstanding Order against the Plans that would have a Company Material Adverse Effect. Except as would not have a Company Material Adverse Effect, (i) each document prepared in connection with each Plan complies in all respects with applicable Law; (ii) each Plan has been operated in compliance with its terms, applicable Law, and, to the extent applicable, in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters; (iii) to the knowledge of the Company, no circumstance, fact or event exists that would result in any default under, or violation of, any Plan, against the Company; and (iv) no Proceeding is pending or, to the knowledge of the Company, threatened with respect to any Plan.

(d) The Company is not obligated, pursuant to any of the Plans or otherwise, to grant any options, restricted share units, warrants or other similar rights to purchase or acquire Shares to any director, employee or consultant of the Company or any of its Subsidiaries after the date hereof.

Section 3.12 Labor and Employment Matters.

(a) Except as required by applicable Law, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement applicable to persons employed by the Company or any of its Subsidiaries. Except as would not have a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries has breached or otherwise failed to comply in any respect with the provisions of any collective bargaining agreement and there are no grievances outstanding against the Company or any of its Subsidiaries under any such agreement and (ii) there are no employment related or unfair labor practice complaints pending against the Company or any of its Subsidiaries before any Governmental Authority. No labor strike, work stoppage, slowdown or other material labor dispute has occurred or, to the Company’s knowledge, been threatened, in the past three (3) years, and none is underway or, to the Company’s knowledge, threatened.

(b) Except as would not have a Company Material Adverse Effect, (i) the Company and its Subsidiaries are currently in compliance in all respects with all Laws relating to the employment of labor, including those related to wages, hours, collective bargaining, retaliation, civil rights, safety and health, immigration laws, and the payment and withholding of Taxes; and (ii) there is no charge of discrimination in employment or employment practices for any reason, including, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or, to the Company’s knowledge, threatened, against the Company or any of its Subsidiaries before any Governmental Authority in any jurisdiction in which the Company or any of its Subsidiaries has employed or currently employs any person.

Section 3.13 Real Property.

(a) Section 3.13(a) of the Company Disclosure Schedule sets forth all of the real property owned by the Company and its Subsidiaries that is material to the business of the Company and its Subsidiaries taken as a whole (the “Owned Real Property”). Except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries has good and marketable title to each parcel of Owned Real Property, free and clear of all Liens, except Permitted Encumbrances.

(b) The Company has made available to Parent copies of all Leases under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property that is material to the business of the Company and its Subsidiaries taken as a whole (the “Leased Real Property”). Except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries has a good and valid leasehold interest in each parcel of the Leased Real Property, free and clear of all Liens, except Permitted Encumbrances.

(c) As of the date of this Agreement, no Third Party to any such Leases has given written notice to the Company or any of its Subsidiaries or made a written claim against the Company or any of its Subsidiaries with respect to any material breach or default thereunder.

(d) Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all properties and assets (excluding Owned Real Property, Leased Real Property and Intellectual Property and Technology) that are material to the business of the Company and its Subsidiaries taken as a whole, in each case free and clear of all Liens, except Permitted Encumbrances.

Section 3.14 Intellectual Property.

(a) Section 3.14(a) of the Company Disclosure Schedule contains a list of (i) each item of material Registered IP in which the Company or any of its Subsidiaries has an ownership interest (whether exclusively or jointly with another person), (ii) the jurisdiction in which such item of material Registered IP has been registered or filed and the applicable application, registration, or serial or other similar identification number, (iii) any other person that, to the knowledge of the Company, has an ownership interest in such item of material Registered IP and the nature of such ownership interest, and (iv) all material unregistered trademarks, service marks, and brand names used by the Company or any of its Subsidiaries to identify or promote any Company Product.

(b) Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is bound by any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company or any of its Subsidiaries to use, assert, enforce, or otherwise exploit any Company Owned IP anywhere in the world.

(c) Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries have valid and enforceable rights to use all Intellectual Property and Technology used in, or necessary to conduct, the business of the Company or its Subsidiaries as it is currently conducted (the “Company Intellectual Property”), free and clear of all Liens (other than Permitted Encumbrances and with respect to any Company Intellectual Property licensed by the Company or any of its Subsidiaries, other than such license itself).

(d) Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received written notice of any pending claim that it, or the business conducted by it, is infringing, diluting, or misappropriating or has infringed, diluted, or misappropriated any Intellectual Property right of any person, including any demands or unsolicited offers to license any Intellectual Property. Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries nor the business conducted by the Company or any of its Subsidiaries is infringing, diluting, or misappropriating any Intellectual Property rights of any person under the Laws of any relevant jurisdiction. Except as would not have a Company Material Adverse Effect, to the knowledge of the Company, no Third Party is currently infringing, diluting, or misappropriating any Company Owned IP.

(e) Except as would not have a Company Material Adverse Effect, there are no pending or, to the knowledge of the Company, threatened, Proceedings by any person against the Company or any of its Subsidiaries challenging the validity or enforceability of, or the use or ownership by the Company or any of its Subsidiaries of, any of the Company Intellectual Property.

(f) Except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries own all right, title and interest in and to all Intellectual Property and Technology created or developed by or on behalf of or otherwise owned by the Company or any such Subsidiary (collectively, “Company Owned IP”), free and clear of any Liens (other than Permitted Encumbrances). Except as would not have a Company Material Adverse Effect, all employees and contractors of the Company and each of its Subsidiaries who are participating or have participated in the creation or development of any such Company Owned IP, have executed and delivered to the Company or such Subsidiary a valid and enforceable agreement (i) providing for the non-disclosure and restricted use by such person of confidential information in a manner that provides reasonable protection for the Trade Secrets of the Company or such Subsidiary, and (ii) providing for the assignment by such person to the Company or such Subsidiary of any Intellectual Property developed or arising out of such person’s employment or engagement by the Company or such Subsidiary. Except as would not have a Company Material Adverse Effect, to the knowledge of the Company, no employee of the Company or any of its Subsidiaries is (1) bound by any Contract prohibiting such employee from performing their duties for the Company or any such Subsidiary or (2) in breach of any Contract with any former employer concerning Intellectual Property rights or confidentiality due to their activities as an employee of the Company or any such Subsidiary. Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has transferred ownership of (whether a whole or partial interest), or granted any exclusive right to use, any Company Owned IP to any person.

(g) The Company and its Subsidiaries have used commercially reasonable efforts to maintain and protect each material item of Company Owned IP. Immediately subsequent to the Effective Time, the Company Intellectual Property shall be owned by or available for use by the Surviving Corporation and its Subsidiaries on terms and conditions materially identical or similar to those under which the Company and its Subsidiaries owned or used the Company Intellectual Property immediately prior to the Effective Time.

(h) Except as would not have a Company Material Adverse Effect, neither the execution, delivery, or performance of this Agreement by the Company nor the consummation of the Merger will, with or without notice or the lapse of time, result in, or give any other person the right or option to cause or declare (i) a loss of, or Lien (other than Permitted Encumbrances) on, any Company Owned IP; (ii) the release, disclosure or delivery of any Source Code for Software included in the Company Owned IP by or to any escrow agent or other person; (iii) the grant, assignment or transfer to any other person of any license or other right or interest under, to, or in any Technology or Intellectual Property owned or licensed by the Company and its Subsidiaries; or (iv) payment of any amount or offer of any discounts to any person in connection with the use of any such Technology or Intellectual Property by such person, in each case in a manner other than that in which the Company or any of its Subsidiaries would be obligated had the Transactions not occurred. Except as would not have a Company Material Adverse Effect, no funding, facilities, or personnel of any Governmental Authority or any educational or research institutions were used by the Company or its Subsidiaries to develop or create, in whole or in part, any Company Owned IP.

(i) Section 3.14(i) of the Company Disclosure Schedule contains a list of all product standard-setting organizations and industry bodies in which the Company or any of its Subsidiaries has participated in or contributed to in connection with any material Company Products, as well as a list of material Patents owned by the Company or any of its Subsidiaries which the Company or any of its Subsidiaries license to a Third Party as a result of its participation in such standards bodies.

(j) Except as would not have a Company Material Adverse Effect, no material Software used by the Company and any of its Subsidiaries in the operation of its business, including in or for the Company Products (collectively, “Company Software”) contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to disrupt or disable the operation of, or provide unauthorized access to, a computer system or network or compromise the privacy or data security of a user.

(k) Except as would not have a Company Material Adverse Effect, (i) no Source Code for Software included in the Company Owned IP incorporated in any Company Product has been delivered, licensed, or made available by the Company or its Subsidiaries to any escrow agent or other person who is or was not an employee, contractor or consultant of the Company or any of its Subsidiaries, (ii) neither the Company nor any of its Subsidiaries have any duty or obligation (whether present, contingent or otherwise) to deliver, license, or make available such Source Code for any Company Product to any escrow agent or any other person who is not, as of the date of this Agreement, an employee, contractor or consultant of the Company or any of its Subsidiaries, and (iii) no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will result in the delivery, license or disclosure of any such Source Code for any Company Product to any other person who is not, as of the date of this Agreement, an employee, contractor or consultant of the Company or any of its Subsidiaries.

(l) Except as would not have a Company Material Adverse Effect, no Company Software included in the Company Owned IP is subject to any “copyleft” or other similar “open source” obligation or condition (including any obligation or condition under any “open source” license such as the GNU Public License, Lesser GNU Public License, or Mozilla Public License) that (i) would require, or would condition the use or distribution of such Company Software or portion thereof by the Company or its Subsidiaries on; (A) the disclosure, licensing or distribution of any Source Code for any portion of such Company Software, or (B) the granting to licensees of the right to make derivative works or other modifications to such Company Software or portions thereof, (C) the licensing of such Company Software under terms that allow such Company Software or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of law or as permitted by applicable Laws), or (D) redistribution of such Company Software at no license fee or (ii) would otherwise impose any limitation, restriction or condition on the right or ability of the Company or any of its Subsidiaries to use, distribute or charge for any such Company Software.

(m) Except as would not have a Company Material Adverse Effect, the Company IT Assets are adequate and functioning for the operation of the Company’s business and the Company and its Subsidiaries have implemented reasonable backup, security and disaster recovery measures and technology with respect to the operation of Company IT Assets that are consistent with industry practices in the PRC.

(n) Except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries maintain commercially reasonable information security practices with respect to the collection, storage, retention, use, disclosure and disposal of Personal Information, and since December 31, 2014, there has been no unauthorized access to, or misuse of, Personal Information owned or licensed by the Company or any of its Subsidiaries and in the Company’s or any of its Subsidiaries’ possession or control.

Section 3.15 Taxes. Except as would not have a Company Material Adverse Effect:

(a) All Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed and all such Tax Returns are true, correct, and complete in all respects.

(b) All Taxes of the Company and its Subsidiaries (whether or not shown to be due and payable on any Tax Return) have been timely paid. There are no Tax liens on the assets of the Company or any of its Subsidiaries other than for Taxes not yet due and payable and Taxes that are being contested in good faith and by appropriate proceedings.

(c) Each of the Company and its Subsidiaries has timely paid or withheld all Taxes required to be paid or withheld with respect to their employees, independent contractors, creditors and other Third Parties (and timely paid over such Taxes to the appropriate Governmental Authority).

(d) Neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations or outstanding extension of the period, for the assessment or collection of any Tax, in either case, that is currently effective. No audit or other examination or administrative, judicial or other proceeding of, or with respect to, any Tax Return or Taxes of the Company or any of its Subsidiaries is currently in progress, and neither the Company nor any of its Subsidiaries has been notified of any written request for such an audit or other examination or administrative, judicial or other proceeding. No deficiency for any amount of Tax has been asserted or assessed by any Governmental Authority against the Company or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn. No unresolved claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by such jurisdiction.

(e) Each of the Company’s Subsidiaries formed in the PRC has, in accordance with applicable PRC Laws, duly registered with the relevant PRC Governmental Authority, obtained and maintained the validity of all national and local Tax registration certificates and complied in all respects with all requirements imposed by such Governmental Authority. Any submissions made by or on behalf of the Company or any of its Subsidiaries to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates were accurate and complete in all respects. As of the date hereof, no written suspension, revocation or cancellation of any such Tax exemptions, preferential treatments or rebates is pending.

Section 3.16 Environmental Matters. Except as would not have a Company Material Adverse Effect:

(a) The Company and its Subsidiaries are in compliance with all applicable Environmental Laws. The Company and each of its Subsidiaries have obtained and possess all permits, licenses and other authorizations currently required for their establishment and their operation under any Environmental Law (the “Environmental Permits”), and all such Environmental Permits are in full force and effect.

(b) To the knowledge of the Company, neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is in violation of or liable under any Environmental Law.

(c) Neither the Company nor any of its Subsidiaries is subject to any Order by any Governmental Authority or agreement with any Third Party concerning liability under any Environmental Law.

Section 3.17 Material Contracts.

(a) The Company has made available to Parent the following Contracts that have been entered into by the Company or any of its Subsidiaries since January 1, 2014:

(i) any Contract relating to the formation, creation, operation, management or control of a partnership, joint venture, limited liability company, variable interest entity or similar arrangement that is material to the Company;

(ii) any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(iii) any Contract between the Company or any of its Subsidiaries and any current or former director or executive officer of the Company or any person beneficially owning five percent (5%) or more of the outstanding Shares or any Affiliates or family members of the foregoing that, in each case, requires annual cash payments to such person in excess of US$1,000,000 (other than the Plans);

(iv) any Contract involving Indebtedness of the Company or any of its Subsidiaries having an outstanding amount in excess of US$10,000,000;

(v) any Contract pursuant to which the Company or any of its Subsidiaries has provided funds to or made any loan, capital contribution or advance to, or other investment in, or assumed, guaranteed or agreed to act as a surety with respect to, any liability of any Person, in each case in excess of US$10,000,000 (other than the Control Contracts);

(vi) any Contract for the issuance of any equity security or other ownership interest, or the conversion of any obligation, instrument or security into equity securities or other ownership interests of, the Company or any of its Subsidiaries, other than Company Options, Company Warrants and Company RSUs;

(vii) any Contract for the acquisition, sale, transfer or disposition of properties or assets of the Company or any of its Subsidiaries that have a purchase or sale price of more than US$10,000,000 (by merger, purchase or sale of assets or otherwise);

(viii) any Contract granting or evidencing a Lien on any material properties or assets of the Company or any of its Subsidiaries, other than a Permitted Encumbrance;

(ix) any Contract for the license from the Company or any of its Subsidiaries of any material Company Intellectual Property; and

(x) any Contract involving the performance of services for or by, or delivery of goods or materials to or by, the Company or any of its Subsidiaries during the twelve (12) month period immediately prior to the date hereof of an amount or value in excess of US$10,000,000.

The Contracts described in clauses (i) to (x) above, collectively, are referred to herein as “Material Contracts”.

(b) Except as would not have a Company Material Adverse Effect, (i) each Material Contract is a legal, valid, binding and enforceable obligation of the Company or its Subsidiaries party thereto and, to the Company’s knowledge, the other parties thereto, in each case subject to the Bankruptcy and Equity Exception, (ii) neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any other party thereto is in breach or violation of, or default under, any Material Contract and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Company’s knowledge, the action or inaction of any Third Party, that with notice or lapse of time or both would constitute a breach or violation of, or default under, any Material Contract and (iii) the Company and its Subsidiaries have not received any written claim or notice of default, termination or cancellation under any such Material Contract.

Section 3.18 Affiliate Transaction. Except as included in the Company SEC Reports, none of the directors or executive officers of the Company or any record or beneficial owner of securities of the Company representing five percent (5%) or more of the voting power of all outstanding securities of the Company, and family members or Affiliates of the foregoing persons, has had any transaction (collectively, the “Affiliate Transactions”) with the Company or any of its Subsidiaries which is material to the Company and its Subsidiaries taken as a whole (other than employment relationship or serving as a director).

Section 3.19 Insurance. Except as would not have a Company Material Adverse Effect, (a) all insurance policies and all self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries are in full force and effect, and (b) the Company has no reason to believe that it or any of its Subsidiaries will not be able to obtain comparable coverage from comparable insurers as may be necessary to continue its business without a significant increase in cost.

Section 3.20 Opinion of Financial Advisor. The Company Board has received the written opinion of Duff & Phelps, LLC (the “Financial Advisor”), dated as of the date hereof, to the effect that, as of the date of this Agreement, the Per Share Merger Consideration and Per ADS Merger Consideration to be received by holders of Shares (other than the Dissenting Shares) and ADSs is fair, from a financial point of view, to such holders and a copy of such opinion will promptly be provided to Parent, solely for informational purposes, following receipt thereof by the Company Board. It is agreed and understood that such opinion may not be relied on by Parent or Merger Sub.

Section 3.21 Brokers. No broker, finder or investment banker (other than the Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has furnished to Parent a correct and complete copy of all agreements on behalf of the Company with the Financial Advisor pursuant to which such firms would be entitled to any payment relating to the Transactions.

Section 3.22 Takeover Statute. The Company is not a party to any shareholder rights plan or “poison pill” agreement. No “business combination”, “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation save for the CICL or any similar anti-takeover provision in the Company’s memorandum and articles of association (each, a “Takeover Statute”) is applicable to the Company, the Shares, the Merger or the other Transactions.

Section 3.23 No Additional Representations. Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Sub or any of their Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their Affiliates or Representatives of any documentation, estimates, projections, forecasts or other information in connection with the Transactions, and each of Parent and Merger Sub acknowledges the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 4.01 Corporate Organization. Each of Parent and Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent or Merger Sub to perform their material obligations under this Agreement. Parent has heretofore made available to the Company complete and correct copies of the memorandum and articles of association of Parent and Merger Sub, each as amended to date, and each as so delivered is in full force and effect.

Section 4.02 Authority Relative to This Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and the Plan of Merger, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery of this Agreement and the Plan of Merger by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement and the Plan of Merger or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.03(a)). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.03 No Conflict; Required Filings and Consents. The execution and delivery of this Agreement and the Plan of Merger by Parent and Merger Sub do not, and the performance of this Agreement and the Plan of Merger by Parent and Merger Sub will not, (i) conflict with or violate the memorandum and articles of association of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.03(a) have been obtained and all filings and obligations described in Section 4.03(a) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Merger Sub pursuant to, any Contract or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent and Merger Sub to perform their material obligations under this Agreement.

(a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) the applicable requirements, if any, of the Exchange Act and state securities, takeover and “blue sky” Laws, (ii) compliance with the rules and regulations of NASDAQ, (iii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICL, (iv) the filings and approvals with or by Governmental Authorities in the PRC with respect to the Transactions, including the registration with or approvals of NDRC, MOFCOM and SAFE with respect to the consummation of the Transactions by the Sponsors, including conversion of RMB funds into U.S. dollar funds and transfer of U.S. dollar funds to Parent, Merger Sub or the holders of Shares or ADSs pursuant to or in connection with this Agreement (collectively, the “Overseas Investment Approvals”), (v) any consents, approvals, authorizations or permits of, or filings with or notifications to, the Governmental Authorities set forth in Annex B attached hereto, and (vi) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent and Merger Sub to perform their material obligations under this Agreement.

(b) Merger Sub has no secured creditors holding a fixed or floating security interest.

Section 4.04 Capitalization. The authorized share capital of Parent is US$1,000,000, consisting solely of 1,000,000,000 ordinary shares, par value of US$0.001 each. As of the date hereof, one ordinary share of Parent was issued and outstanding, which is duly authorized, validly issued, fully paid and non-assessable and is owned by Orient Honzhi Limited, an Affiliate of Orient. Parent was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than the Equity Commitment Letters and those incident to its formation and capitalization pursuant to this Agreement and the Transactions.

(a) The authorized share capital of Merger Sub consists solely of 1,000,000,000 ordinary shares, par value of US$0.001 each, one ordinary share of which is validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Transactions.

Section 4.05 Available Funds and Equity Financing. Parent has delivered to the Company true and complete copies of executed equity commitment letters from the Sponsors (the “Equity Commitment Letters”) pursuant to which each of the Sponsors has committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions thereof, equity securities of Parent, up to the aggregate amount set forth therein (the “Equity Financing”). The proceeds of the Equity Financing shall be used to finance the consummation of the Transactions.

(a) As of the date hereof, (i) each of the Equity Commitment Letters is in full force and effect and is a legal, valid and binding obligation of Parent and/or Merger Sub (as applicable and subject to the Bankruptcy and Equity Exception) and the other parties thereto (subject to the Bankruptcy and Equity Exception) and (ii) none of the Equity Commitment Letters has been amended or modified and no such amendment or modification (other than as permitted by this Section 4.05) is contemplated, and the respective commitments contained in the Equity Commitment Letters have not been withdrawn or rescinded in any material respect (other than as permitted by this Section 4.05). Assuming (A) the Equity Financing is funded in accordance with the Equity Commitment Letters and (B) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 7.01 and Section 7.02 or the waiver of such conditions, as of the date hereof, the net proceeds of the Equity Financing contemplated by the Equity Commitment Letters will be sufficient for Parent and the Surviving Corporation to pay (1) the Merger Consideration and (2) any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith. The Equity Commitment Letters contain all of the conditions precedent to the obligations of the parties thereunder to make the Equity Financing available to Parent or Merger Sub on the terms and conditions contained therein. Parent and Merger Sub do not have any reason to believe that any of the conditions to the Equity Financing will not be satisfied or that the Equity Financing will not be available to Parent and Merger Sub at the time required to consummate the Transactions including the Merger. As of the date hereof, there are no side letters or other agreements, Contracts or arrangements (whether written or oral) to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Equity Financing other than as expressly set forth in the Equity Commitment Letters. As of the date hereof, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach under the Equity Commitment Letters on the part of Parent or Merger Sub or any other parties thereto.

Section 4.06 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.07 Absence of Litigation. As of the date hereof, (a) there is no material Proceeding pending or, to the knowledge of Parent and Merger Sub, threatened against Parent or Merger Sub or any of their respective Affiliates before any Governmental Authority and (b) neither Parent nor Merger Sub nor any of their Affiliates is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, in each case that seeks to, or would reasonably be expected to prevent or materially impair or delay the consummation of the Merger or other Transactions.

Section 4.08 Ownership of Company Shares. As of the date hereof, none of Parent, Merger Sub, the Sponsors nor any of their respective Affiliates beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in the Company.

Section 4.09 Solvency. Neither Parent nor Merger Sub is entering into the Transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to all of the Transactions contemplated hereby, including the Equity Financing and the payment of the Merger Consideration and all other amounts required to be paid in connection with the consummation of the Transactions assuming satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth herein, or the waiver of such conditions, the Surviving Corporation will be solvent (as such term is used under the Laws of the Cayman Islands) at and immediately after the Effective Time.

Section 4.10 No Additional Representations. Except for the representations and warranties set forth in this Article IV, neither Parent nor Merger Sub nor any other person on behalf of either of them makes any other express or implied representation or warranty with respect to Parent or Merger Sub, or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.01 Conduct of Business by the Company Pending the Merger.

(a) The Company covenants and agrees that, between the date of this Agreement and the Effective Time, except (i) as required by applicable Law, (ii) as set forth in Section 5.01(b) of the Company Disclosure Schedule, (iii) as expressly contemplated or permitted by any other provision of this Agreement or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), the businesses of the Company and its Subsidiaries shall be conducted only in the ordinary course of business and in a manner consistent with past practice and the Company and each of its Subsidiaries shall use their reasonable best efforts to comply in all material respects with applicable Law.

(b) By way of amplification and not limitation, except (i) as set forth in Section 5.01(b) of the Company Disclosure Schedule, (ii) as required by applicable Law, (iii) as expressly contemplated or permitted by any other provision of this Agreement or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), the Company will not and will not permit its Subsidiaries to:

(i) amend or otherwise change the memorandum and articles of association or other equivalent organizational documents of the Company or any of its Subsidiaries;

(ii) other than issuance of Shares upon exercise of the Company Warrants, Company Options or Company RSUs in accordance with the Share Incentive Plan and/or the relevant grant agreements, (A) issue, sell, pledge, terminate or dispose of, (B) grant a Lien (other than Permitted Encumbrances) on or permit a Lien (other than Permitted Encumbrances) to exist on, or (C) authorize the issuance, sale, pledge, termination or disposition of, or granting or placing of a Lien (other than Permitted Encumbrances) on, any share capital or other ownership interests of the Company or any of its Subsidiaries, or any agreement, contract or instrument amounting to control over, or enabling control of, the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any share capital or other ownership interest (including any phantom interest) of the Company or any of its Subsidiaries;

(iii) (A) sell, pledge or dispose of, (B) grant a Lien on or permit a Lien (other than Permitted Encumbrances) to exist on, or (C) authorize the sale, pledge or disposition of, or granting or placing of a Lien (other than Permitted Encumbrances) on, any material assets of the Company or any of its Subsidiaries, except in the ordinary course of business and in a manner consistent with past practice;

(iv) declare, set aside, make or pay any dividend or other distribution, payable in cash, share, property or otherwise, with respect to any of its share capital, except for dividends by any of the Company’s direct or indirect wholly-owned Subsidiaries to the Company or any of its other wholly-owned Subsidiaries;

(v) adjust, reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire, directly or indirectly, any of its share capital or securities or other rights exchangeable into or convertible or exercisable for any of its share capital (other than the purchase or repurchase of Shares to satisfy obligations under the Share Incentive Plan, including the withholding of Shares in connection with the exercise of Company Warrants, Company Options or Company RSUs in accordance with the terms and conditions thereof);

(vi) acquire (including by merger, consolidation or acquisition of share or assets or any other business combination, in a single transaction or a series of related transactions) any corporation, partnership, other business organization or any division thereof or any assets, with a value or purchase price (including the value of assumed liabilities) in excess of US$10,000,000 on an individual basis;

(vii) incur any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make, forgive or cancel any loans or advances or capital contribution to, or investment in, any person, except for Indebtedness the outstanding amount of which does not exceed, in a single transaction or a series of related transactions, US$10,000,000 on an individual basis, for the Company and its Subsidiaries taken as a whole;

(viii) authorize, or make any commitment with respect to, capital expenditures which are, in a single transaction or a series of related transactions, US$10,000,000 on an individual basis, for the Company and its Subsidiaries taken as a whole, other than expenditures necessary to maintain existing assets in good repair and working condition, consistent with past practice;

(ix) create any new Subsidiary or form any joint venture, partnership or, other than in the ordinary course of business and consistent with past practice, any strategic alliance;

(x) engage in the conduct of any new line of business outside of its existing business segments material to the Company and its Subsidiaries, taken as a whole;

(xi) make any material changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by changes in applicable generally accepted accounting principles or Law;

(xii) settle any Proceeding, other than settlements (A) in the ordinary course of business and consistent with past practice, (B) requiring the Company and its Subsidiaries to pay monetary damages not exceeding US$10,000,000, or (C) not involving the admission of any wrongdoing by the Company or any of its Subsidiaries;

(xiii) enter into any new Contract that would have been a Material Contract had it been in effect as of the date hereof, or materially amend or modify, terminate or consent to the termination of any Material Contract, or amend, waive, modify, terminate or consent to the termination of the Company’s or any of its Subsidiaries’ material rights thereunder, other than in the ordinary course of business and consistent with past practice;

(xiv) enter into any transaction involving any earn-out or similar payment payable by the Company or any of its Subsidiaries to any Third Party;

(xv) make or change any material Tax election, materially amend any Tax Return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting;

(xvi) (A) abandon, fail to maintain, or allow to lapse, including by failure to pay the required fees in any jurisdiction, or disclaim, dedicate to the public, sell, assign or grant any security interest in, to or under any material Company Intellectual Property; (B) grant to any Third Party any license, or enter into any covenant not to sue, with respect to any material Company Intellectual Property, except non-exclusive licenses in the ordinary course of business consistent with past practice; (C) develop, create or invent any material Company Intellectual Property jointly with any Third Party, except under existing arrangements or in the ordinary course of business; or (D) disclose or allow to be disclosed any material confidential Company Intellectual Property to any person (other than employees, directors, contractors, consultants, counsel, advisors, agents or representatives of the Company or its Subsidiaries that are subject to a confidentiality or non-disclosure covenant, professional responsibility or other rules protecting against further disclosure thereof), except under existing arrangements or in the ordinary course of business consistent with past practice;

(xvii) except as required pursuant to the Plans or contemplated by this Agreement, or as otherwise required by applicable Law, (A) enter into any new compensatory agreements, or terminate any employment or compensatory agreements, with any Key Employee, (B) increase the compensation, bonus or pension, welfare or other benefits of, pay any bonus to, or make any new equity awards to any officer, director, employee or consultant of the Company or any of its Subsidiaries except for increases by no more than 20% in compensation of any such person, (C) establish, adopt, amend or terminate any existing Plan or new Plan or grant or provide any severance or termination payments or benefits to any director or officer of the Company or any of its Subsidiaries or amend the terms of any outstanding equity-based awards, (D) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of material compensation or benefits under any Plan, (E) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Plan or to materially change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (F) forgive any loans to directors, officers or employees of the Company or any of its Subsidiaries, or (G) enter into any collective bargain agreement or similar labor agreement;

(xviii) fail to keep in force material insurance policies or replacement or revise provisions providing material insurance coverage with respect to the assets, operations and activities of the Company or any of its Subsidiaries as are currently in effect;

(xix) effect or commence any liquidation, dissolution, scheme or arrangement, merger, consolidation, amalgamation, restructuring, reorganization or similar transaction involving the Company or any of its Subsidiaries, other than as expressly provided for in this Agreement;

(xx) enter into, amend or modify any Affiliate Transaction;

(xxi) take any action that is intended, or would reasonably be expected to, result in any of the conditions to the Merger set forth in Article VII not being satisfied; or

(xxii) agree, authorize, commit, or enter into any formal agreement to do any of the foregoing.

Section 5.02 No Control of Company’s Business. Except as otherwise expressly provided herein, nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01 Proxy Statement. As soon as reasonably practicable following the date of this Agreement, the Company shall prepare and provide to Parent and its counsel a form of the Proxy Statement. The Company shall file with the SEC a Form 6-K with the Proxy Statement and cause the Proxy Statement to be distributed to the Company’s shareholders as soon as practicable. Each of Parent and Merger Sub will furnish to the Company the information relating to it as reasonably requested by the Company and otherwise cooperate with and assist the Company, at the Company’s reasonable request, in connection with the Proxy Statement. Each of Parent and Merger Sub agrees to correct any information provided by it for use in the Proxy Statement that shall have become false or misleading in any material respects. Prior to filing or mailing (as applicable) of the Proxy Statement (or any amendment or supplement thereto), Parent and its counsel shall be given, to the extent practicable, five (5) Business Days or such less number of days as Parent may agree, to review and comment on the Proxy Statement, and the Company shall consider all reasonable additions, deletions or changes suggested thereto in good faith by Parent after consultation with its outside legal counsel. The Company shall notify Parent as promptly as practicable and legally permitted upon the receipt of any comments from any Governmental Authority with respect to, or any request from any Governmental Authority for amendments or supplements or other changes to, the Proxy Statement, and shall provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and such Governmental Authority, on the other hand; and, in connection with the foregoing, Parent shall provide information relating to Parent and Merger Sub necessary to respond to as promptly as practicable any such comments or requests received by the Company.

Section 6.02 Company Shareholders’ Meeting.

(a) The Company shall take all action necessary to duly call, give notice of, convene and hold the Shareholders’ Meeting as soon as practicable following the date of this Agreement for the purpose of approving and authorizing this Agreement, the Plan of Merger and the transactions contemplated hereby by the Company shareholders; provided that the Company shall not be required to hold the Shareholders’ Meeting until after the Controlling Shareholder has obtained the V1 Shareholders’ Approval. Subject to Section 6.04, the Company shall include in the Proxy Statement the Company Recommendation and use its reasonable best efforts to obtain the Requisite Company Vote. The Company may adjourn the Shareholders’ Meeting (i) after consultation with Parent, to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company’s shareholders within a reasonable amount of time in advance of the Shareholders’ Meeting, (ii) if in the good faith judgment of the Company Board, after consultation with its outside legal counsel, a failure to effect such adjournment would be reasonably likely to constitute a breach of the Company Board’s fiduciary duties under applicable Law; (ii) such adjournment is desirable to obtain the Requisite Company Vote, or (iii) if as of the time for which the Shareholders’ Meeting is scheduled as set forth in the Proxy Statement, there are insufficient Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders’ Meeting. If the date of the Shareholders’ Meeting or the matters to be considered for approval at the Shareholders’ Meeting are changed from the information set forth in the Proxy Statement following the delivery of the Proxy Statement to the shareholders, the Company shall as promptly as reasonably practicable deliver notice of any such changes if and to the extent required under applicable Law and the memorandum and articles of association of the Company.

(b) In the event that subsequent to the V1 Shareholders’ Approval, the Company Board makes a Change in the Company Recommendation, the Company shall nevertheless submit this Agreement and the Plan of Merger to the shareholders for approval and authorization at the Shareholders’ Meeting in accordance with this Section 6.02 unless this Agreement shall have been terminated in accordance with its terms prior to the Shareholders’ Meeting.

(c) Parent may request that the Company adjourn the Shareholders’ Meeting for up to forty-five (45) days (but in any event no later than five (5) Business Days prior to the Termination Date), (i) if as of the time for which the Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement), the Controlling Shareholder has not convened a shareholders’ meeting to obtain the V1 Shareholders’ Approval or (ii) after consultation with the Company, in order to allow reasonable additional time for (A) the filing and mailing of, at the reasonable request of Parent, any supplemental or amended disclosure and (B) such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholders’ Meeting, in which event the Company shall, in each case, cause the Shareholders’ Meeting to be adjourned in accordance with Parent’s request.

Section 6.03 Access to Information. From the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII and subject to applicable Law and the Confidentiality Agreements, upon reasonable advance notice from Parent, the Company shall (i) provide to Parent and the officers, directors, employees, accountants, consultants, financial and legal advisors, agents, financing sources and other authorized representatives (collectively, “Representatives”) of Parent reasonable access during normal business hours to the offices, properties, books and records of the Company or any of its Subsidiaries, (ii) furnish to Parent and its Representatives such existing financial and operating data and other existing information as such persons may reasonably request in writing and (iii) instruct its and its Subsidiaries’ employees, legal counsel, financial advisors, auditors and other Representatives to reasonably cooperate with Parent and its Representatives in their investigation. Notwithstanding the foregoing, the Company shall not be required to (A) furnish, or provide any access to, any information to any person not a party to, or otherwise covered by, the Confidentiality Agreements or any similar agreement with respect to such information, (B) take or allow actions that would unreasonably interfere with the Company’s or any of its Subsidiaries’ operation of its business or otherwise result in any significant interference with the timely discharge by the employees of the Company or its Subsidiaries of their duties or (C) provide access to or furnish any information if doing so would violate any agreement with any Third Party or any applicable Law, or where such access to information may involve the waiver of any client attorney privilege; provided that the Company shall take all commercially reasonable steps to provide access to or furnish any information on a basis that does not waive such privilege with respect thereto.

(a) All information provided or made available pursuant to this Section 6.03 to Parent or its Representatives shall be subject to the Confidentiality Agreements.

(b) No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 6.04 No Solicitation of Transactions.

(a) Until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as set forth in Section 6.04(b), the Company agrees that neither it nor any of its Subsidiaries, and that it will not cause its and its Subsidiaries’ respective Representatives (including any investment banker, attorney or accountant retained by the Company or any of its Subsidiaries) to, in each case, directly or indirectly, (i) solicit, initiate or purposefully encourage (including by way of furnishing nonpublic information concerning the Company or any of its Subsidiaries), or take any other action to purposefully facilitate, any inquiries regarding or the making of any proposal or offer (including any proposal or offer to its shareholders) that constitutes, or that in the Company’s good faith judgment would reasonably be expected to lead to, any Competing Transaction, (ii) enter into, maintain, continue or otherwise participate in discussions or negotiations with, or provide or cause to be provided any nonpublic information relating to the Company or any of its Subsidiaries to, any Third Party in connection with such inquiries or to obtain such proposal or offer that in the Company’s good faith judgment would reasonably be expected to lead to a Competing Transaction, (iii) agree to, approve, endorse, recommend or consummate any Competing Transaction or enter into any letter of intent or Contract (other than an Acceptable Confidentiality Agreement) or commitment contemplating or otherwise relating to any Competing Transaction or (iv) waive, amend or release any standstill, confidentiality or similar agreement or Takeover Statutes in respect of a Competing Transaction (and the Company shall promptly take all action necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such confidentiality, standstill or similar agreement or Takeover Statute). The Company shall notify Parent as promptly as practicable (and in any event within forty-eight (48) hours after the Company has received in writing thereof) of any proposal or offer regarding a Competing Transaction, specifying (x) the material terms and conditions thereof (including material amendments or proposed material amendments) and providing, if applicable, copies of any written proposals or offers, including proposed agreements, (y) the identity of the party making such proposal or offer and (z) whether the Company has any intention to provide confidential information to such person. The Company shall keep Parent informed, on a current basis to the extent practicable, of the status and terms of any such proposal or offer and of any material changes in the status and terms thereof. Except as set forth in Section 6.04(b), the Company shall, and shall cause its Subsidiaries, and request the Representatives of the Company and its Subsidiaries, to immediately cease and terminate all existing activities, discussions or negotiations with any Third Parties conducted heretofore with respect to a Competing Transaction and the Company shall immediately revoke or withdraw access of any Third Party to any data room containing any non-public information with respect to the Company or its Subsidiaries and request, and use its reasonable best efforts to cause, all such Third Parties to promptly return or destroy all such non-public information.

(b) Notwithstanding anything to the contrary in Section 6.04(a), at any time prior to the receipt of the Requisite Company Vote, following the receipt of an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction that was not obtained in breach of this Section 6.04, the Company and its Representatives may, in response to such proposal or offer and acting only upon the recommendation of the Company Board:

(i) contact the person who has made such proposal or offer to clarify and understand the terms and conditions thereof to the extent the Company Board shall have determined in good faith that such contact is necessary to determine whether such proposal or offer constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal;

(ii) provide information in response to the request of the person who has made such proposal or offer, if and only if, prior to providing such information, the Company has received from the person so requesting such information an executed Acceptable Confidentiality Agreement; provided that the Company shall concurrently make available to Parent any material information concerning the Company and its Subsidiaries that is provided to any such person and that was not previously made available to Parent or its Representatives; and

(iii) engage or participate in any discussions or negotiations with the person who has made such proposal or offer regarding such proposal or offer;

provided that prior to taking any actions described in clause (ii) or (iii), the Company Board has (A) determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that such proposal or offer constitutes or would reasonably be expected to result in a Superior Proposal, (B) determined, in its good faith judgment, after consultation with its outside legal counsel, that, in light of such Superior Proposal, failure to take such action would be reasonably likely to constitute a breach of its fiduciary duties under applicable Law, and (C) obtained from such Person an executed Acceptable Confidentiality Agreement.

(c) Except as set forth in Section 6.04(d) or Section 6.04(e), the Company Board shall not (i) (A) change, withhold, withdraw, qualify or modify (or publicly propose to change, withhold, withdraw, qualify or modify), in a manner adverse to Parent or Merger Sub, the Company Recommendation; provided that a customary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act or a statement that the Company Board has received and is currently evaluating a written proposal or offer regarding a Competing Transaction shall not be prohibited or be deemed to be a Change in the Company Recommendation, (B) fail to include the Company Recommendation in the Proxy Statement, (C) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, a Competing Transaction, (D) publicly take or disclose a position with regard to or issue any statement referencing a Competing Transaction that does not contain an express rejection of such Competing Transaction or an express reaffirmation of the Company Recommendation, or (E) fail to recommend against acceptance of any tender offer or exchange offer for the Shares, subject to Regulation 14D under the Exchange Act, within ten (10) Business Days after the commencement of such offer (any of the foregoing in clauses (A) through (E), a “Change in the Company Recommendation”) or (ii) adopt, approve or recommend (publicly or otherwise), or cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other or similar document or Contract with respect to any Competing Transaction (other than an Acceptable Confidentiality Agreement entered into in compliance with Section 6.04(b)) (each, an “Alternative Acquisition Agreement”).

(d) Notwithstanding anything to the contrary set forth in this Section 6.04, from the date hereof and at any time prior to the receipt of the Requisite Company Vote, if the Company has received a bona fide written proposal or offer with respect to a Competing Transaction that was not obtained in breach of this Section 6.04 and the Company Board determines, in its good faith judgment after consultation with its financial advisor and outside legal counsel, that such proposal or offer constitutes a Superior Proposal and failure to make a Change in the Company Recommendation with respect to such Superior Proposal would be reasonably likely to constitute a breach of its fiduciary duties under applicable Law, the Company Board may effect a Change in the Company Recommendation and/or terminate this Agreement and enter into an Alternative Acquisition Agreement with respect to such Superior Proposal but only after (A) providing at least five (5) Business Days’ (the “Superior Proposal Notice Period”) written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the person making such Superior Proposal and indicating that the Company Board intends to effect a Change in the Company Recommendation and the manner in which it intends (or may intend) to do so; it being understood that the Notice of Superior Proposal or any amendment or update thereto or the determination to so deliver such notice shall not constitute a Change in the Company Recommendation, (B) negotiating with and causing its financial and legal advisors to negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and the Equity Financing, so that such Third-Party proposal or offer would cease to constitute a Superior Proposal, and (C) permitting Parent and its Representatives to make a presentation to the Company Board regarding this Agreement, the Equity Financing and any adjustments with respect thereto (to the extent Parent desires to make such presentation); provided that any material modifications to such Third-Party proposal or offer that the Company Board has determined to be a Superior Proposal shall be deemed a new Superior Proposal and the Company shall be required to again comply with the requirements of this Section 6.04; provided, further, that with respect to such new Superior Proposal, the Superior Proposal Notice Period shall be deemed to be a three (3) Business-Day period rather than the five (5) Business-Day period first described above; and (ii) following the end of such five (5) Business-Day period or three (3) Business-Day period (as applicable), the Company Board shall have determined, in its good faith judgment after consultation with its financial advisor and outside legal counsel that taking into account any changes to this Agreement and the Equity Financing proposed by Parent in response to the Notice of Superior Proposal or otherwise, that the proposal or offer giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal.

(e) Notwithstanding anything to the contrary set forth in this Agreement, from the date hereof and at any time prior to the receipt of the Requisite Company Vote, if an Intervening Event has occurred and the Company Board determines in its good faith judgment upon advice by outside legal counsel, that the failure to take such action would be reasonably likely to constitute a breach of its fiduciary duties under applicable Law, the Company Board may make a Change in the Company Recommendation; provided that the Company Board shall not make such Change in the Company Recommendation unless the Company has (i) provided to Parent at least five (5) Business Days’ prior written notice that it intends to take such action and specifying in reasonable detail the facts underlying the decision by the Company Board to take such action and (ii) during such five (5) Business Day period, if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need for such Change in the Company Recommendation.

(f) A “Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, reorganization, liquidation, dissolution or other similar transaction involving the Company or any Material Subsidiary, (ii) any sale, lease, exchange, transfer or other disposition of assets or businesses that constitute or represent 15% or more of the total revenue, net income or consolidated assets of the Company and its Subsidiaries, taken as a whole, (iii) any sale, exchange, transfer or other disposition of 15% or more of any class of equity securities of the Company or any Material Subsidiary, or securities convertible into or exchangeable for 15% or more of any such equity securities, (iv) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 15% or more of any class of equity securities of the Company or (v) any combination of the foregoing.

(g) An “Intervening Event” means a material event, development or change with respect to the Company and its Subsidiaries or the business of the Company and its Subsidiaries, in each case, taken as a whole, that (i) is unknown by the Company Board as of or prior to the date hereof and (ii) occurs or arises after the date hereof and on or prior to the receipt of the Requisite Company Vote; provided that the receipt by the Company of a Competing Transaction or Superior Proposal, or any inquiry related thereto or the consequences of completing such Competing Transaction or Superior Proposal will not be deemed to constitute an Intervening Event.

(h) A “Superior Proposal” means a bona fide written proposal or offer with respect to a Competing Transaction, which was not obtained in breach of Section 6.04, that would result in any person (or its shareholders, members or other equity owners) becoming the beneficial owner, directly or indirectly, of more than 50% of the assets (on a consolidated basis), or more than 50% of the total voting power of the equity securities, of the Company that the Company Board has determined in its good faith judgment after consultation with its financial advisor and outside legal counsel, is reasonably likely to be consummated in accordance with its terms without significant delay, taking into account all legal, financial and regulatory aspects of the proposal (including financing, regulatory or other consents and approvals, shareholder litigation, the identity of the person making the proposal, and breakup or termination fee and deposit provisions, and other relevant events and circumstances), and would, if consummated, result in a transaction more favorable to the Company’s shareholders from a financial point of view than the Transactions; provided that no offer or proposal shall be deemed to be a “Superior Proposal” if the receipt of any financing required to consummate the transaction contemplated by such offer or proposal is a condition to the consummation of such transaction.

(i) Prior to the termination of this Agreement pursuant to Article VIII, the Company shall not submit to the vote of its shareholders any Competing Transaction or enter into any Alternative Acquisition Agreement or propose to do so.

(j) Nothing contained in this Section 6.04 shall be deemed to prohibit the Company or the Company Board from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 under the Exchange Act or otherwise complying with its disclosure obligations under applicable Laws with regard to a Competing Transaction; provided that any such disclosure that is not an express rejection of any applicable Competing Transaction or an express reaffirmation of the Company Recommendation shall be deemed to be a Change in the Company Recommendation.

Section 6.05 Directors’ and Officers’ Indemnification and Insurance. The indemnification, advancement and exculpation provisions of the indemnification agreements by and among the Company and its directors and certain executive officers as in effect at the Effective Time shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of the current or former directors or officers of the Company or any of its Subsidiaries. The memorandum and articles of association of the Surviving Corporation shall contain provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification of liability and advancement of expenses than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, and Parent shall cause such provisions not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by Law. From and after the Effective Time, any agreement of any Indemnified Party with the Company or any of its Subsidiaries regarding exculpation or indemnification of liability or advancement of expenses shall be assumed by the Surviving Corporation, shall survive the Merger and shall continue in full force and effect in accordance with its terms.

(a) The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect for six (6) years from the Effective Time the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time, including acts or omissions occurring in connection with this Agreement and the consummation of the Transactions (the parties covered thereby, the “Indemnified Parties”) on terms with respect to coverage and amount no less favorable to the Indemnified Parties than those in effect as of the Effective Time; provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms, conditions, retentions and limits of liability that are no less favorable than those provided under the Company’s current policies; provided, further, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 6.05(a) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance, and if the cost of such insurance policy exceeds such amount, then the Surviving Corporation shall obtain a policy with the greatest coverage for a cost not exceeding such amount. In addition, the Company may and, at Parent’s request, the Company shall, purchase a six (6)-year “tail” prepaid policy prior to the Effective Time on terms, conditions, retentions and limits of liability no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of Parent or Surviving Corporation under this Section 6.05(a) shall terminate.

(b) Subject to the terms and conditions of this Section 6.05, from and after the Effective Time, the Surviving Corporation shall comply, and Parent shall cause the Surviving Corporation to comply, with all of the Company’s obligations, and each of the Surviving Corporation and Parent shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the Indemnified Parties against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (A) the fact that an Indemnified Party is or was a director, officer or employee of the Company or any of its Subsidiaries or (B) any acts or omissions occurring or alleged to have occurred (including acts or omissions with respect to the approval of this Agreement or the Transactions or arising out of or pertaining to the Transactions and actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party) prior to or at the Effective Time, to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof (true and complete copies of which shall have been delivered to Parent prior to the date hereof) and to the fullest extent permitted by the CICL or any other applicable Law; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law and (ii) such persons against any and all Damages arising out of acts or omissions in such persons’ official capacity as an officer, director or other fiduciary of the Company or any of its Subsidiary if such service was at the request or for the benefit of the Company or any of its Subsidiaries.

(c) Upon being served with any summons, citation, subpoena, complaint, indictment, information, or other document relating to any Proceeding which may result in the payment or advancement of any amounts under Section 6.05(b), the organizational and governing documents of the Company or any of its Subsidiaries, or any existing indemnification agreements, the person seeking indemnification shall notify the Surviving Corporation promptly, but in all events no later than the earlier of (i) five (5) days after actual receipt, and (ii) as soon as necessary after actual receipt to prevent the Surviving Corporation or any of its Subsidiaries from being materially and adversely prejudiced by late notice. The Surviving Corporation (or a Subsidiary nominated by it) shall have the right to participate in any such Proceeding and, at its option, assume the defense of such Proceeding (it being understood that, by electing to assume the defense thereof, the Surviving Corporation will be deemed to have waived any right to object to the Indemnified Party’s entitlement to indemnification hereunder with respect thereto). The person seeking indemnification shall have the right to effectively participate in the defense and/or settlement of such Proceeding, including receiving copies of all correspondence and participating in all meetings and teleconferences concerning the Proceeding. In the event the Surviving Corporation (or a Subsidiary nominated by it) assumes the defense of any Proceeding pursuant to this Section 6.05(c), neither the Surviving Corporation nor any of its Subsidiaries shall be liable to the person seeking indemnification for any fees of counsel subsequently incurred by such person with respect to the same Proceeding. Notwithstanding anything to the contrary set forth in this Section 6.05(a) or elsewhere in this Agreement, neither the Surviving Corporation nor any of its Affiliates (including Parent) shall settle or otherwise compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim or Proceeding for which indemnification may be sought by an Indemnified Party under this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Parties from all liability arising out of such claim or Proceeding.

(d) In the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.05.

(e) The agreements and covenants contained in this Section 6.05 shall be in addition to any other rights an Indemnified Party may have under the memorandum and articles of association of the Company or any of its Subsidiaries (or equivalent constitutional documents), or any agreement between an Indemnified Party and the Company or any of its Subsidiaries, under the CICL or other applicable Law, or otherwise. The provisions of this Section 6.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.05. The obligations of Parent and the Surviving Corporation under this Section 6.05 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party without the consent of such Indemnified Party.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees; it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under any such policies.

Section 6.06 Notification of Certain Matters.

(a) Each of the Company and Parent shall promptly notify the other in writing of:

(i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions;

(ii) any notice or other communication from any Governmental Authority in connection with the Transactions; and

(iii) any Proceedings commenced or, to the knowledge of the Company or the knowledge of Parent, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date hereof, would have been required to have been disclosed by such party pursuant to any of such party’s representations and warranties contained herein, or that relate to such party’s ability to consummate the Transactions, together, in each case, with a copy of any such notice, communication or Proceeding; provided that the delivery of any notice pursuant to this Section 6.06(a) shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; provided, further, that the Company’s unintentional failure to give notice under this Section 6.06(a) shall not be deemed to be a breach of covenant under this Section 6.06(a).

(b) The Company shall, promptly after the date hereof and in any event within fifteen (15) days of the date hereof, deliver to Parent a list of all Material Contracts, which shall then form a part of Section 3.17(a) hereof and Section 3.17(a) of the Company Disclosure Schedule, respectively, for the purposes of this Agreement.

Section 6.07 Financing.

(a) Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to (i) obtain the Equity Financing on the terms and conditions described in the Equity Commitment Letters, (ii) maintain in effect the Equity Commitment Letters until the Transactions are consummated, (iii) satisfy, or cause to be satisfied, on a timely basis all conditions to the closing of and funding under the Equity Commitment Letters applicable to Parent and/or Merger Sub that are within its control, (iv) consummate the Equity Financing at or prior to the Effective Time and (v) enforce the parties’ funding obligations and the rights of Parent and Merger Sub under the Equity Commitment Letters to the extent necessary to fund the Merger Consideration; provided that Parent and/or Merger Sub may amend or modify the Equity Commitment Letters so long as (A) the aggregate proceeds of the Equity Financing (as amended or modified) will be sufficient for Parent and the Surviving Corporation to pay (1) the Merger Consideration and (2) any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and (B) such amendment or modification would not prevent, materially delay or materially impede or impair (1) the ability of Parent and Merger Sub to consummate the Transactions or (2) the rights and benefits of the Company under the Equity Commitment Letters. Parent shall deliver to the Company true and complete copies of such amendment or modification as promptly as practicable after execution thereof. In the event any portion of the Equity Financing becomes unavailable on the terms and conditions contemplated in the Equity Commitment Letters, Parent shall promptly notify the Company.

(b) Subject to the terms and conditions of this Agreement, Parent and Merger Sub agree not to amend, modify or waive any provision of the Equity Commitment Letters, if such amendment, modification or waiver reduces the aggregate amount of the Equity Financing or imposes new or additional conditions or otherwise expands, amends or modifies the conditions to the Equity Financing in a manner that, in each case, would prevent or materially delay or otherwise materially impede or impair the ability of Parent or Merger Sub to consummate the Transactions. Parent shall give the Company prompt notice (i) upon becoming aware of any breach of any material provision of the Equity Commitment Letters or termination of any such Equity Commitment Letter by any party to such Equity Commitment Letter or (ii) upon the receipt of any written notice from any party to an Equity Commitment Letter with respect to any threatened breach of any material provision of the Equity Commitment Letters or threatened termination of any such Equity Commitment Letters by such party.

Section 6.08 Further Action; Reasonable Best Efforts. Upon the terms and subject to the conditions of this Agreement, each of the parties hereto and their respective Representatives shall (i) make promptly its respective filings, and thereafter make any other required submissions, with each relevant Governmental Authority with jurisdiction over enforcement of any applicable Laws with respect to the Transactions, and coordinate and cooperate fully with the other parties in exchanging such information and providing such assistance as the other parties may reasonably request in connection therewith (including (A) obtaining consent (such consent not be unreasonably withheld, conditioned or delayed) from the other parties promptly before making any substantive communication (whether verbal or written) with any Governmental Authority in connection with such filings or submissions, (B) permitting the other parties to review in advance, and consulting with the other parties on, any proposed filing, submission or communication (whether verbal or written) by such party to any Governmental Authority and (C) giving the other parties the opportunity to attend and participate at any meeting with any Governmental Authority in respect of any filing, investigation or other inquiry) and (ii) cooperate with the other parties hereto and use its reasonable best efforts, and cause its Subsidiaries to use their respective reasonable best efforts, to take or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including employing such resources as are necessary to obtain the Requisite Regulatory Approvals and Overseas Investment Approvals and taking any and all steps necessary to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Authority so as to enable the parties hereto to expeditiously consummate the Transactions; provided that no party hereto shall be required to take any such action if such action would have a Company Material Adverse Effect.

(a) Each party hereto shall, upon request by any other party, furnish such other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries to any Third Party and/or any Governmental Authority in connection with the Transactions.

Section 6.09 Obligations of Parent and Merger Sub.

(a) Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their obligations under this Agreement and to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement.

(b) Parent and Merger Sub shall use their reasonable best efforts to obtain or cause the Sponsors to obtain the Overseas Investment Approvals.

Section 6.10 Participation in Litigation. Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any Proceedings commenced or, to the Company’s knowledge on the one hand and Parent’s knowledge on the other hand, threatened against such party or its directors by any Company’s shareholder (on its own behalf or on behalf of the Company) that relate to this Agreement and the Transactions. Each party hereto shall keep the other parties hereto reasonably informed regarding such Proceeding and shall give the other parties the opportunity to participate in the defense or settlement of any Proceeding. No such Proceeding shall be settled without prior written consent of both Parent and the Company (such consent not be unreasonably withheld, conditioned or delayed); provided that each of Parent and the Company may settle Proceedings that involve only the payment of money damages not in excess of US$1 million in the aggregate.

Section 6.11 Resignations. To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company or any of its Subsidiaries designated by Parent.

Section 6.12 Public Announcements. Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. Thereafter, at any time prior to termination of this Agreement pursuant to Article VIII, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law or rules and policies of NASDAQ, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation. Notwithstanding the foregoing, the restrictions set forth in this Section 6.12 shall not apply to any release or announcement made or proposed to be made by the Company in connection with a Change in Company Recommendation made in compliance with this Agreement.

Section 6.13 Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable the delisting of the Class A Shares and ADSs from NASDAQ and the deregistration of the Class A Shares and ADSs under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.14 Takeover Statutes. If any Takeover Statute is or may become applicable to any of the Transactions, the parties hereto shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such Takeover Statute on the Transactions.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.01 Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following conditions at or prior to the Effective Time:

(a) Shareholders Approval. This Agreement, the Plan of Merger and the Transactions shall have been authorized and approved by holders of Shares constituting the Requisite Company Vote at the Shareholders’ Meeting in accordance with the CICL and the Company’s memorandum and articles of association.

(b) No Injunction. No Governmental Authority of competent jurisdiction over the Merger shall have issued any writ, injunction, judgment, decree or executive order (an “Order”), that is then in effect and enjoins, restrains, prohibits or otherwise makes illegal the consummation of the Transactions.

(c) Shareholders’ Approval of the Controlling Shareholder. Shareholders’ approval in general meeting shall have been given by the shareholders of the Controlling Shareholder as required under the Hong Kong Listing Rules (including shareholders’ approval in general meeting of the Controlling Shareholder of the Transactions as a “very substantial disposal” for the purposes of Chapter 14 of the Hong Kong Listing Rules) or, if applicable, the Takeovers Code (including approval by the independent shareholders of the Controlling Shareholder for the purposes of the Takeovers Code if the Transactions are not structured in a way that they do not fall within Note 7 to Rule 2 of the Takeovers Code) in respect of the Transactions (the “V1 Shareholders’ Approval”).

Section 7.02 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions at or prior to the Effective Time:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Section 3.03(a), Section 3.03(b) and Section 3.21 shall be true and correct in all respects (except for de minimis inaccuracies so long as the sum of all such inaccuracies does not increase the aggregate amount of the Merger Consideration by more than US$100,000), (ii) the representations and warranties of the Company contained in Section 3.04 and Section 3.11(b) shall be true and correct in all material respects, and (iii) the other representations and warranties of the Company contained in this Agreement (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” set forth therein), shall be true and correct in all respects, in each case as of the date of this Agreement and as of the Closing Date, as though made on, or at, and as of such date or time (except to the extent expressly made as of a specific date, in which case as of such date), except in case of clause (iii) where the failure of such representations and warranties of the Company to be so true and correct do not constitute a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date hereof and be continuing.

(d) Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 7.02(a), Section 7.02(b) and Section 7.02(c).

(e) Overseas Investment Approvals. The Sponsors shall have obtained the Overseas Investment Approvals.

Section 7.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions at or prior to the Effective Time:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement (without giving effect to any qualification as to “materiality” set forth therein) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties of Parent and Merger Sub to be so true and correct, individually or in the aggregate, have not, and would not reasonably be expected to, prevent, materially delay or materially impede or impair the ability of Parent and Merger Sub to consummate the Transactions.

(b) Agreements and Covenants. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Officer Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions specified in Section 7.03(a) and Section 7.03(b).

Section 7.04 Frustration of Closing Conditions. Prior to the Termination Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement and consummate the Transactions.

ARTICLE VIII

TERMINATION

Section 8.01 Termination by Mutual Consent. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by mutual written consent of Parent and the Company with the approval of their respective boards of directors.

Section 8.02 Termination by Either the Company or Parent. This Agreement may be terminated by either the Company (acting only upon the recommendation of the Company Board) or Parent at any time prior to the Effective Time, if:

(a) the Effective Time shall not have occurred on or before the date falling six (6) months from the date of this Agreement (the “Termination Date”);

(b) any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any final and non-appealable Order that, or taken any other final and non-appealable action that, has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions;

(c) the Requisite Company Vote shall not have been obtained at the Shareholders’ Meeting duly convened therefor and concluded or at any adjournment thereof; or

(d) the Controlling Shareholder shall not have obtained the V1 Shareholders’ Approval at the shareholders’ meeting of the Controlling Shareholder duly convened therefor and concluded or at any adjournment thereof, provided that the right to terminate this Agreement pursuant to this Section 8.02 shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been a material cause of, or resulted in, the failure of the applicable condition(s) being satisfied.

Section 8.03 Termination by the Company. This Agreement may be terminated by the Company (acting upon the recommendation of the Company Board) at any time prior to the Effective Time, if:

(a) a breach of any representation, warranty, agreement or covenant of Parent or Merger Sub set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.03 and as a result of such breach, such condition would not be capable of being satisfied prior to the Termination Date and (ii) is incapable of being cured or, if capable of being cured, is not cured by Parent or Merger Sub, as applicable, within thirty (30) days following receipt of written notice of such breach from the Company (or, if the Termination Date is less than 30 calendar days from the date of receipt of such notice, by the Termination Date); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03(a) if the Company is then in breach of any representations, warranties, agreements or covenants of the Company hereunder that would give rise to the failure of a condition set forth in Section 7.02;

(b) (i) all of the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied, (ii) the Company has delivered to Parent an irrevocable written notice confirming that all of the conditions set forth Section 7.03 have been satisfied (or that the Company is willing to waive any unsatisfied conditions in Section 7.03) and that it is ready, willing and able to consummate the Closing and (iii) Parent and Merger Sub fail to complete the Closing within five (5) Business Days following the date on which the Closing should have occurred pursuant to Section 1.02;

(c) prior to the receipt of the V1 Shareholders’ Approval, (i) the Company Board has authorized the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal pursuant to Section 6.04(d) and (ii) the Company concurrently with, or immediately after, the termination of this Agreement enters into the Alternative Acquisition Agreement with respect to the Superior Proposal referred to in the foregoing clause (i); provided that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.03(c) unless the Company pays the Company Termination Fee prior to or concurrently with taking any action pursuant to this Section 8.03(c); or

(d) Parent fails to enter into the Escrow Agreement or deposit the Parent Escrow Fund into the Parent Escrow Account pursuant to Section 8.06.

Section 8.04 Termination by Parent. This Agreement may be terminated by Parent at any time prior to the Effective Time, if:

(a) a breach of any representation, warranty, agreement or covenant of the Company set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.02 and as a result of such breach, such condition would not be capable of being satisfied prior to the Termination Date and (ii) is incapable of being cured or, if capable of being cured, is not cured by the Company within thirty (30) days following receipt of written notice of such breach from Parent or Merger Sub (or, if the Termination Date is less than thirty (30) calendar days from the date of receipt of such notice, by the Termination Date); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.04(a) if either Parent or Merger Sub is then in breach of any representations, warranties or covenants of Parent or Merger Sub hereunder that would give rise to the failure of a condition set forth in Section 7.03; or

(b) the Company Board shall have effected a Change in the Company Recommendation.

Section 8.05 Effect of Termination. In the event of the termination of this Agreement pursuant to Article VIII, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto (or any Representative of such party); provided that the terms of Section 6.03(a), Section 6.12, Article VIII and Article IX shall survive any termination of this Agreement; provided, further, that termination of this Agreement shall not relieve any party hereto from any liability for any fraud by such party or Willful Breach by such party. For purposes of this Agreement, “Willful Breach” means (i) with respect to any breach of a representation or warranty contained in this Agreement, that the breaching party had actual knowledge as of the date of this Agreement that the representation or warranty was not true or correct in all material respects and/or (ii) a material breach of a covenant or obligation contained in this Agreement that the breaching party at the time of such breach, had knowledge that such covenant or obligation was being breached.

Section 8.06 Parent Escrow Fund. On or within five (5) Business Days from the date hereof, Parent (or any of its designated Affiliates on its behalf) shall enter into that certain escrow agreement in a form reasonably satisfactory to Parent and the Company (the “Escrow Agreement”) with the Company (or any of its designated Affiliates on its behalf) and the Shenzhen branch of China Merchants Bank (the “Escrow Agent”). Within five (5) Business Days, Parent shall deposit RMB300,000,000 (the “Parent Escrow Fund”) in cash in an account (the “Parent Escrow Account”) under the name of the Company (or any of its designated Affiliates on its behalf) with the Escrow Agent as collateral and security for the payment of the Parent Termination Fee in accordance with the Escrow Agreement. The Parent Escrow Fund shall be held and released by the Escrow Agent subject to joint instructions from Parent (or any of its designated Affiliates on its behalf) and the Company (or any of its designated Affiliates on its behalf) in accordance with Section 8.07(b) and the Escrow Agreement.

Section 8.07 Termination Fee and Expenses.

(a) In the event that:

(i) (A) a bona fide proposal or offer with respect to a Competing Transaction shall have been made public or otherwise become publicly known, submitted or proposed (and not publicly withdrawn) after the date hereof and prior to the Shareholders’ Meeting (or prior to the termination of this Agreement if there has been no Shareholders’ Meeting), (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 8.02(a), Section 8.02(c) or Section 8.02(d) and (C) within twelve (12) months after the termination of this Agreement, the Company or any of its Subsidiaries consummates any Competing Transaction by a Third Party (in each case whether or not the Competing Transaction was the same Competing Transaction referred to in Clause (A)); provided that for purposes of this Section 8.07(a), all references to “15%” in the definitions of “Competing Transaction” and “Material Subsidiary” shall be deemed to be references to “50%”; or

(ii) this Agreement is terminated by the Company pursuant to Section 8.03(c); or

(iii) this Agreement is terminated by Parent pursuant to Section 8.04, then the Company shall pay, or cause to be paid, to Parent or its designees an amount equal to RMB150,000,000 (the “Company Termination Fee”) by wire transfer of same day funds as promptly as possible (but in any event (A) within two (2) Business Days after such termination in the case of a termination referred to in clause (ii) or clause (iii) or (B) at least one (1) Business Day prior to and as a condition of the consummation by the Company of a Competing Transaction in the case of a termination referred to in clause (i)); it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(b) In the event that:

(i) (A) all of the conditions set forth in Section 7.01, Section 7.02 and Section 7.03 except for Section 7.01(b) or Section 7.02(e) (other than and those conditions that by their terms are to be satisfied at the Closing) have been satisfied and (B) this Agreement is terminated by either the Company or Parent pursuant to Section 8.02(a);

(ii) this Agreement is terminated by either the Company or Parent pursuant to Section 8.02(b); or

(iii) this Agreement is terminated by the Company pursuant to Section 8.03(a) or Section 8.03(b),

then Parent shall pay, or cause to be paid, to the Company or any of its designated Affiliates an amount equal to RMB300,000,000 (the “Parent Termination Fee”) either directly or out of the Parent Escrow Fund as promptly as possible (but in any event within two (2) Business Days after such termination) by wire transfer of same day funds; provided that if Parent has paid or caused to be paid to the Company or any of its designated Affiliates the Parent Termination Fee directly, the funds in the Parent Escrow Fund shall be simultaneously released and returned to Parent or any of its designated Affiliates. In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(c) All Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expenses, whether or not the Merger or any other Transaction is consummated.

(d) In the event that the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for reasonable costs and expenses actually incurred or accrued by the other party (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.07, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that the Company Termination Fee or Parent Termination Fee, as the case may be, became due, at the prime rate as published in the Wall Street Journal Table of Money Rates on such date plus 5.00%. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(e) Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 8.07 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.07(a) or Section 8.07(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.07, the parties hereto would not have entered into this Agreement.

(f) (i) Subject to Section 9.08 and the Equity Commitment Letters, and except in the event of fraud or Willful Breach by Parent or Merger Sub, in the event that Parent or Merger Sub fails to effect the Closing or they otherwise breach this Agreement or otherwise fail to perform hereunder, then the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.07(b) and the expenses under Section 8.07(d), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company or any of its Subsidiaries and all members of the Company Group against (A) Parent, Merger Sub and the Sponsors, (B) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, or assignees of Parent, Merger Sub or any Sponsor, (C) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent, Merger Sub or any Sponsor, or (D) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing (clauses (A)-(D), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder or other failure of the Merger or the other Transactions to be consummated. For the avoidance of doubt, subject to Section 9.08 and except in the event of fraud or Willful Breach, neither Parent nor any other member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters) other than the payment of the Parent Termination Fee pursuant to Section 8.07(b) and the expenses pursuant to Section 8.07(d), and in no event other than fraud or Willful Breach shall the Company or any of its Subsidiaries, the direct or indirect shareholders of the Company or any of its Subsidiaries, or any of their respective Affiliates, directors, officers, employees, members, managers, partners, representatives, advisors or agents of the foregoing (collectively, the “Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters), other than (without duplication) from Parent or Merger Sub to the extent provided in Section 8.07(b) and Section 8.07(d).

(ii) Subject to Section 9.08, and except in the event of fraud or Willful Breach by the Company, Parent’s right to terminate this Agreement and receive the Company Termination Fee pursuant to Section 8.07(a) and expenses under Section 8.07(d), the receipt of such Company Termination Fee and the expenses under Section 8.07(d) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group against any member of the Company Group for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder or other failure of the Merger to be consummated. For the avoidance of doubt, subject to Section 9.08 and except in the event of fraud or Willful Breach, neither the Company nor any other member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment by the Company of the Company Termination Fee pursuant to Section 8.07(a) and the expenses under Section 8.07(d), and in no event other than fraud or Willful Breach shall any of Parent, Merger Sub or any other member of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, other than (without duplication) from the Company to the extent provided in Section 8.07(a) and Section 8.07(d).

ARTICLE IX

GENERAL PROVISIONS

Section 9.01 Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except that this Section 9.01 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time or termination of this Agreement, including the agreements set forth in Article I and Article II, Section 6.06 and this Article IX.

Section 9.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by international overnight courier to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to Parent or Merger Sub:

Rong Ke IT Center, Tower C, North Building, 7th Floor

2 Kexueyuan South Road, Haidian District

Beijing, the People’s Republic of China

Attention: Mr. Yuntao Ma

with a copy to:

Wilson Sonsini Goodrich & Rosati

Suite 1509, 15/F, Jardine House

1 Connaught Place

Central, Hong Kong

Attention: Zhan Chen, Esq.

Facsimile +852.3972.4999

if to the Company:

13th Floor, Asia Pacific Centre

No. 8 Wyndham Street, Central, Hong Kong

Attention: Hendrick Sin / Ken Fei Fu Chang

Telephone: +852 2700.6188 / + 852 2700.6168

with a copy to:

Kirkland & Ellis

26/F Gloucester Tower, The Landmark

15 Queen’s Road Central

Central, Hong Kong

Attention: David Zhang / Jesse Sheley

Facsimile: + 852.3761.3301

Section 9.03 Certain Definitions. For purposes of this Agreement:

“2014 Balance Sheet” means the audited consolidated balance sheet of the Company and its consolidated Subsidiaries as at December 31, 2014, including the notes thereto.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreements; provided that such agreement and any related agreements (i) need not contain “standstill” provisions and (ii) shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement.

“Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Anticorruption Laws” means Laws relating to anti-bribery or anticorruption (governmental or commercial), which apply to the business and dealings of the Company and its Subsidiaries, including the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996 and the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time.

“Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, the Cayman Islands or Hong Kong or a public holiday in the PRC.

“Company Disclosure Schedule” means the Disclosure Schedule delivered by the Company to and accepted by Parent and Merger Sub on the date hereof.

“Company IT Assets” means all Software, information technology systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation owned by or licensed, pursuant to valid and enforceable license agreements, to the Company and its Subsidiaries.

“Company Material Adverse Effect” means any fact, event, circumstance, change, condition or effect that, individually or in the aggregate with all other facts, events, circumstances, changes, conditions and effects, has or would reasonably be expected to have a materially adverse effect on the business, financial condition, or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that in no event shall any of the following, either alone or in combination, constitute, or be taken into account in determining whether there has been or would be, a Company Material Adverse Effect: (i) changes affecting the financial, credit or other securities or capital markets, or general economy in any country in which the Company or any of its Subsidiaries conduct business, including changes in interest rates and foreign exchange rates; (ii) changes in GAAP or any interpretation thereof after the date hereof; (iii) changes in applicable Law or directives or policies of a Governmental Authority of general applicability, or any interpretation, implementation or enforcement thereof, that are binding on the Company or any of its Subsidiaries; (iv) changes that are the result of factors generally affecting the industries and markets in which the Company and its Subsidiaries operate; (v) effects resulting from the public announcement and pendency of this Agreement or any actions contemplated under this Agreement (including actions to consummate the Transactions, including the Merger) or the identity of Parent and its Affiliates, or any loss of or change in relationship with any customer, supplier, employee, vendor or other business partner of the Company as a result thereof; (vi) any failure by the Company or any of its Subsidiaries to meet any analyst estimates or expectations of the Company’s or such Subsidiary’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company or any of its Subsidiaries to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect); (vii) natural or manmade disasters, declarations, outbreaks or escalations of war, acts of sabotage or terrorism or major hostilities or other force majeure events; (viii) changes in the market price or trading volume of ADSs (it being understood that the facts or occurrences giving rise to or contributing to such changes that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect); (ix) any action or omission of the Company or any of its Subsidiaries taken, directly or indirectly, at the direction or request of, or with the written consent of, Parent or Merger Sub; or (x) any Proceedings made or brought by any of the current or former shareholders of the Company (on their own behalf or on behalf of the Company) against the Company or any other Proceedings in connection with this Agreement, the Merger or any other Transaction; provided that facts, events, circumstances, developments, conditions, changes, occurrences or effects set forth in clauses (i), (ii), (iii), (iv) and (vii) above may be taken into account in determining whether a “Company Material Adverse Effect” has occurred or reasonably would be expected to occur if and to the extent such facts, events, circumstances, developments, conditions, changes, occurrences or effects individually or in the aggregate have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the industries in which the Company and its Subsidiaries conduct their businesses.

“Company Option” means each option to purchase Shares whether or not granted under the Share Incentive Plan on or prior to the Closing Date, whether or not such option has become vested on or prior to the Closing Date in accordance with the terms thereof.

“Company Permits” means all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, concessions, registrations, clearances, exemptions, certificates, approvals and orders of any Governmental Authority required under applicable Law for the conduct of the business of the Company and its Subsidiaries.

“Company Products” means the products and services that are currently offered, provided, marketed, licensed, sold, distributed or otherwise made available to the public by or for the Company or any of its Subsidiaries.

“Company RSU” means each restricted stock unit or other right to acquire Shares whether or not granted under the Share Incentive Plan on or prior to the Closing Date, whether or not the restrictions over which have lapsed on or prior to the Closing Date in accordance with the terms thereof.

“Company Shareholder Approval” means the approval and authorization of this Agreement, the Plan of Merger and the Transactions (including the Merger) at the Shareholders’ Meeting by the Requisite Company Vote.

“Company Warrant” means each warrant to purchase Shares whether or not granted under the Share Incentive Plan on or prior to the Closing Date, whether or not such warrant has become vested on or prior to the Closing Date in accordance with the terms thereof.

“Confidentiality Agreements” means the confidentiality agreements between the Company and each of the Sponsors, as amended and restated from time to time, including (i) the confidentiality agreement, dated May 22, 2015, by and between the Company and Orient Hongtai (Beijing) Investment Management Co., Ltd.; (ii) the confidentiality agreement, dated June 5, 2015, by and between the Company and with Beijing HT Capital Investment Management Co., Ltd., as amended and restated from time to time; and (iii) the confidentiality agreement, dated June 8, 2015, by and between the Company and with ChangJiang Growth Capital Investment Co., Ltd., as amended and restated from time to time.

“Contract” means any legally enforceable note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or credit arrangement or otherwise.

“Control Contracts” means collectively:

(i) with respect to Guangzhou Yingzheng Information Technology Co., Ltd. (“Yingzheng”): (A) the Exclusive Technology Services and Market Promotion Services Agreement between Guangzhou Yitongtianxia Software Development Co., Ltd. (“Yitongtianxia”) and Yingzheng dated October 28, 2009; (B) the Technology Services Agreement between Yitongtianxia and Yingzheng dated August 6, 2010; (B) the Supplementary Agreement between Yitongtianxia and Yingzheng dated January 6, 2011; (C) the Agreement for Voting Proxies among Yongchao Wang, Haiyan Shi, De Liang, Feng Zheng, Yitongtianxia and Yingzheng dated October 28, 2009; (D) the Supplementary Agreement among Yongchao Wang, De Liang, Feng Zheng, Yitongtianxia and Yingzheng dated December 30, 2010; (E) the Option Agreement among Yitongtianxia, Yongchao Wang, Haiyan Shi, De Liang and Feng Zheng dated October 28, 2009; (F) the Loan Agreement among Yitongtianxia, Yongchao Wang, Haiyan Shi, De Liang and Feng Zheng dated October 28, 2009; (G) the Equity Pledge Agreement among Yongchao Wang, De Liang, Feng Zheng, Yitongtianxia and Yingzheng dated December 30, 2010; (H) the Letter of Undertaking by Yongchao Wang to Action King Limited dated December 30, 2010; (I) the Cooperation Agreement between Huiyou Digital (Shenzhen) Ltd. (“Huiyou”) and Yingzheng dated August 22, 2011; (J) the Supplementary Agreement among Yitongtianxia, Yingzheng, Yongchao Wang, De Liang and Feng Zheng dated August 23, 2011; (K) the Agreement on Issues regarding Shareholder Voting Proxy among Yingzheng, Yitongtianxia, 3GUU Mobile Entertainment Industrial Co., Ltd. (“3GUU BVI”), Yongchao Wang, Feng Zheng and De Liang dated December 16, 2011; (L) the Supplementary Agreement between 3GUU BVI and Yingzheng dated December 16, 2011; (M) the Supplementary Agreement to Loan Agreement among Yitongtianxia, Yongchao Wang, De Liang and Feng Zheng dated December 30, 2011; (N) the Supplement Agreement on Issues regarding Technology Services between Yitongtianxia and Yingzheng dated December 30, 2011; and (O) the Supplement Agreement between Yitongtianxia and Yingzheng dated July 15, 2013; and

(ii) with respect to Shenzhen Lanyue Internet Technology Co, Ltd. (“Lanyue”): (A) the Supplementary Agreement among Lanyue and China Wave Group Limited (“China Wave”) effective on September 1, 2013; (B) the Exclusive Technology and Market Promotion Services Agreement between Huiyou and Lanyue dated September 13, 2013; (C) the Technology Services Agreement between Huiyou and Lanyue dated September 13, 2013; (D) the Supplementary Agreement to Technology Services Agreement between Huiyou and Lanyue dated September 13, 2013; (E) the Personal Loan Agreement between Huiyou and Ken Jian Xiao dated September 10, 2013; (F) the Supplementary Agreement to Personal Loan Agreement between Huiyou and Ken Jian Xiao dated September 10, 2013; (G) the Voting Proxy Agreement among Huiyou, Lanyue, Ken Jian Xiao and Xiongfei Liu dated September 16, 2013; (H) the Supplementary Agreement to Voting Proxy Agreement among Huiyou, Lanyue, Ken Jian Xiao and Xiongfei Liu dated September 16, 2013; (I) the Agreement on Matters Regarding Voting Proxy among Huiyou, Lanyue, China Wave, Ken Jian Xiao and Xiongfei Liu dated September 16, 2013; (J) the Option Agreement among Huiyou, Ken Jian Xiao and Xiongfei Liu dated September 16, 2013; (K) the Equity Pledge Agreement among Huiyou, Lanyue, Ken Jian Xiao and Xiongfei Liu dated September 16, 2013; (L) the Supplementary Agreement among Huiyou, Lanyue, Ken Jian Xiao and Xiongfei Liu dated September 16, 2013; and (M) the Letter of Undertaking by Xiongfei Liu dated September 16, 2013.

“Environmental Law” means any applicable PRC local, provincial or national Law relating to (a) the protection of health, safety or the environment or (b) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Share underlying such Company Option; and with respect to any Company Warrant, the applicable exercise price per Share underlying such Company Warrant.

“Expenses” means, with respect to any party hereto, all out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial institutions, experts and consultants to such party and its Affiliates) actually incurred or accrued by such party or its Affiliates or on its or their behalf or for which it or they are liable in connection with or related to the authorization, preparation, negotiation, execution and performance of the Transactions, the preparation, printing, filing and mailing of the Proxy Statement, the solicitation of shareholder approvals, the filing of any required notices under applicable Laws and all other matters related to the closing of the Merger and the other Transactions.

“Governmental Authority” means any federal, national, foreign, supranational, state, provincial, county, local or other governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body of competent jurisdiction.

“Government Official” means any officer, employee or other individual acting in an official capacity for a Governmental Authority or agency or instrumentality thereof (including any state-owned or controlled enterprise).

“Hazardous Substance” means any chemical, pollutant, waste or substance that is (i) listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil or (ii) any petroleum product or by product, asbestos containing material, polychlorinated biphenyls or radioactive material.

“HKSE” means The Stock Exchange of Hong Kong Limited.

“Hong Kong Listing Rules” means the Listing Rules of the HKSE.

“Indebtedness” means, with respect to any person, (i) all indebtedness of such person, whether or not contingent, for borrowed money, (ii) all obligations of such person for the deferred purchase price of property or services, (iii) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments, (iv) all obligations of such person under currency, interest rate or other swaps, and all hedging and other obligations of such person under other derivative instruments, (v) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (vi) all obligations of such person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (vii) all obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities, (viii) all Indebtedness of others referred to in clauses (i) through (vii) guaranteed directly or indirectly in any manner by such person and (ix) all Indebtedness referred to in clauses (i) through (vii) secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness.

“Intellectual Property” means all (i) patents worldwide, including utility models, inventions, statutory invention registrations, mask works, invention disclosures, and industrial designs, community designs and other designs, and including all divisionals, substitutions, continuations, continuations-in-part, continuing prosecution applications, reissues, re-examinations, renewals, restorations, and extensions, and any counterparts worldwide claiming priority therefrom, and all rights in and to any of the foregoing (“Patents”), including all members of (A) all Patents in the same priority chain (i.e., all Patents that claim priority to the same non-provisional application or applications, and all Patents from which priority is claimed by the identified Patent), (B) all corresponding foreign Patents, and (C) all Patents that are subject to a terminal disclaimer that disclaims the term of any such Patent beyond the term of any member of the family, (ii) Trademarks, (iii) copyrights and all other rights with respect to Works of Authorship, including moral rights however denominated, design rights and database rights therein and thereto, (iv) information and materials not generally known to the public and qualifying as a trade secret under applicable Law, including (A) any technical, engineering, manufacturing, product, marketing, servicing, financial, supplier, and other information and materials, and (B) any customer, vendor, and distributor lists, contact and registration information, and correspondence (“Trade Secrets”), including rights to limit the use or disclosure thereof by any person, (v) rights of privacy and publicity, including all rights with respect to the use of a person’s name, signature, likeness, image, photograph, voice, identity, personality, and biographical and personal information and materials, (vi) claims and causes of action arising out of or related to any past, current or future infringement, misappropriation, or violation of any of the foregoing, (vii) registrations, applications, renewals and extensions for any of the foregoing in clauses (i)-(iii), and (viii) any and all other proprietary rights protected by applicable Laws and equivalent or similar to the foregoing.

“Key Employees” means the employees of the Company as set forth in Section 9.03 of the Company Disclosure Schedule.

“knowledge” means, with respect to the Company, the actual knowledge after reasonable inquiry as of the date of this Agreement, of the Chief Executive Officer, Chief Financial Officer and Chief Technology Officer of the Company, and with respect to any other party hereto, the actual knowledge of any director or executive officer of such party.

“Law” means any federal, state, local, national, supranational, foreign or administrative law (including common law), statute, ordinance, regulation, requirement, regulatory interpretation, rule, code or Order.

“Leases” shall mean all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guarantees and other agreements with respect thereto, pursuant to which the Company or any of its Subsidiaries holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any of its Subsidiaries.

“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), charge, lease, license, encumbrance, easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Material Subsidiary” means a Subsidiary of the Company whose business or assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole, or to which 15% or more of the total revenue or net income of the Company are attributable.

“Merger Consideration” means the aggregate of all payments required to be made pursuant to Section 2.01(a), Section 2.01(b), Section 2.02(b), Section 2.02(c), Section 2.02(d) and Section 2.03(b).

“MOFCOM” means the Ministry of Commerce of the PRC or its competent local counterparts.

“NDRC” means the National Development and Reform Commission of the PRC or its competent local counterparts.

“Orient” means Beijing Orient Zhike Equity Investment Center (Limited Partnership) ..

“Permitted Encumbrances” shall mean (i) Liens for Taxes, assessments and charges or levies by Governmental Authorities not yet due and payable or that are being contested in good faith and by appropriate proceedings, (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Liens or security interests arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount, that are being contested in good faith and by appropriate proceedings, (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions), (iv) Liens imposed by applicable Law, (v) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business, (vii) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries, (viii) Liens securing indebtedness or liabilities that (A) are reflected in the Company SEC Reports filed or furnished prior to the date hereof, or (B) have otherwise been disclosed to Parent in writing as of the date of this Agreement, (ix) matters which would be disclosed by an accurate survey or inspection of the real property which do not materially impair the occupancy or current use of such real property which they encumber, (x) outbound non-exclusive license or sublicense agreements and non-disclosure agreements entered into in the ordinary course of business, (xi) standard survey and title exceptions, (xii) Liens arising in connection with the Control Contracts and (xiii) any other Liens that have been incurred or suffered in the ordinary course of business and that would not have a Company Material Adverse Effect.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Information” means individually-identifiable information about an individual that is protected under applicable Law, including an individual’s: first and last name, home or other physical address, including street name and city or town; telephone number, including home telephone number and mobile telephone number; email address or other online contact information, such as a user identifier or screen name; photograph; financial account number or credit card number; tax identification number, social security number, driver’s license number, passport number or other government-issued identifier; employee identification number; persistent identifier, such as IP address or other unique identifier associated with an individual; list of contacts; physical location; or any such other information deemed to be personally identifiable information pursuant to applicable Law.

“PRC” means the People’s Republic of China, which for the purposes of this Agreement only shall not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any arbitrator, arbitration panel, court or other Governmental Authority.

“Registered IP” means all Company Owned IP that, as of the date of this Agreement, is registered, filed or issued under the authority of, with or by any Governmental Authority, including all issued Patents, registered Copyrights, registered Trademarks, registered domain names, and all applications for any of the foregoing.

“Share Incentive Plan” means the share option scheme of the Company effective as of November 15, 2011, as amended from time to time.

“Shareholders’ Meeting” means the meeting of the Company’s shareholders (including any adjournments thereof) to be held to consider the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger.

“Software” means all (i) computer programs, applications, systems and software code of any nature, whether operational or under development, including executable code, data files, rules, definitions derived from the foregoing, and any derivations, updates, enhancements and customizations of any of the foregoing, and any related processes, know-how, APIs, user interfaces, command structures, menus, buttons and icons, flow charts, software implementations of algorithms, models and methodologies, program interfaces, and Source Code and object code, (ii) databases and data compilations, including data and collections of data, whether machine-readable or otherwise, (iii) software development and design tools, library functions and compilers, and (iv) documentation and other works of authorship relating to or embodying any of the foregoing, including operating procedures, methods, tools, developers’ kits, utilities, developers’ notes, user manuals and training materials, including comments and annotations related thereto, whether machine-readable or otherwise.

“Source Code” means software in human-readable form, including related programmer comments and annotations, build scripts, test scripts, help text, data and data structures, instructions and other documentation for such computer software code that enables a programmer to understand and modify such software.

“Sponsors” means Orient, Changpei (Shanghai) Investment Center (Limited Partnership) and Beijing HT Capital Investment Management Co., Ltd. ..

“Subsidiary” means, with respect to any party, any person (i) of which such party or any other Subsidiary of such party is a general or managing partner, (ii) of which at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries or (iii) whose assets and financial results are consolidated with the net earnings of such party and are recorded on the books of such party for financial reporting purposes in accordance with GAAP.

“Takeovers Code” means the Hong Kong Code on Takeovers and Mergers.

“Tax” or “Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, sales, use, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

“Tax Return” means any return, declaration, report, election, claim for refund or information return or other statement or form filed or required to be filed with any Governmental Authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Technology” means diagrams, inventions (whether or not patentable), invention disclosures, network configurations and architectures, proprietary information, protocols, layout rules, schematics, bills of material, build instructions, test instructions, test reports, performance data, tooling requirements, procedures, manufacturing processes, packaging and other specifications, verification tools, technical data, Works of Authorship, drawings, graphics, advertising copy, marketing materials, product roadmaps, personnel information, supplier information, customer lists, customer contact and registration information, customer correspondence, customer purchasing histories and any other forms of technology, in each case, to the extent protected by applicable Laws, whether or not embodied in any tangible form.

“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than Parent or any of its Affiliates or Representatives.

“Trademarks” means trademarks, service marks, service names, domain names, uniform resource locators, trade dress, trade names, logos and design marks, fictitious and other business names and identifiers, brand names, collective membership marks, certification marks, slogans, 800 numbers, social media designations, hash tags and other forms of indicia of origin, and other identifiers of source or goodwill, whether or not registrable as a trademark in any given jurisdiction, including the goodwill symbolized thereby or associated therewith.

“Works of Authorship” means Software, website, content, images, graphics, text, photographs, artwork, audiovisual works, sound recordings, graphs, drawings, reports, analyses, writings, and other works of authorship and copyrightable subject matter, and any modifications, improvements and derivative works of any of the foregoing.

(a) The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition

ADS; ADSs	Section 2.01(a)
Affiliate Transactions	Section 3.18
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.04(c)
Arbitrator	Section 9.09(b)
Bankruptcy and Equity Exception	Section 3.04(a)
Change in the Company Recommendation	Section 6.04(c)
CICL	Section 1.01
Class A Per Share Merger Consideration	Section 2.01(a)
Class A Share; Class A Shares	Section 2.01(a)
Class B Per Share Merger Consideration	Section 2.01(b)
Class B Share; Class B Shares	Section 2.01(b)
Closing	Section 1.02
Closing Date	Section 1.02
Company	Preamble
Company Affiliate	Section 3.06(b)
Company Board	Recitals
Company Group	Section 8.07(f)
Company Intellectual Property	Section 3.14(c)
Company Owned IP	Section 3.14(f)
Company Recommendation	Section 3.04(b)
Company SEC Reports	Section 3.07(a)
Company Software	Section 3.14(j)
Company Termination Fee	Section 8.07(a)(iii)
Competing Transaction	Section 6.04(f)
Controlling Shareholder	Recitals
Damages	Section 6.05(b)
Deposit Agreement	Section 2.06

Depositary	Section 2.06
Dissenting Shareholders	Section 2.03(a)
Dissenting Shares	Section 2.03(a)
Effective Time	Section 1.03
Environmental Permits	Section 3.16(a)
Equity Commitment Letters	Section 4.05(a)
Equity Financing	Section 4.05(a)
Escrow Agent	Section 8.06
Escrow Agreement	Section 8.06
Exchange Act	Section 3.05(b)
Exchange Fund	Section 2.04(a)
Financial Advisor	Section 3.20
GAAP	Section 3.07(b)
HKIAC	Section 9.09(b)
Indemnified Parties	Section 6.05(a)
Intervening Event	Section 6.04(g)
Leased Real Property	Section 3.13(b)
Material Contracts	Section 3.17(a)
Merger	Recitals
Merger Sub	Preamble
NASDAQ	Section 3.03(a)
Notice of Superior Proposal	Section 6.04(d)
Order	Section 7.01(b)
Overseas Investment Approvals	Section 4.03(a)
Owned Real Property	Section 3.13(a)
Parent	Preamble
Parent Escrow Account	Section 8.06
Parent Escrow Fund	Section 8.06
Parent Group	Section 8.07(f)
Parent Termination Fee	Section 8.07(b)
Paying Agent	Section 2.04(a)
Per ADS Merger Consideration	Section 2.01(a)
Per Share Merger Consideration	Section 2.01(b)
Plans	Section 3.11(a)
Plan of Merger	Section 1.03
Proxy Statement	Section 3.05(b)
Representatives	Section 6.03
Requisite Company Vote	Section 3.04(c)
Requisite Regulatory Approvals	Section 3.05(b)
SAFE	Section 3.06(a)
SEC	Section 3.07(a)
Securities Act	Section 3.07(a)
Share Certificates	Section 2.04(b)
Share; Shares	Section 2.01(b)
Superior Proposal	Section 6.04(h)
Superior Proposal Notice Period	Section 6.04(d)
Surviving Corporation	Section 1.01
Takeover Statute	Section 3.22
Termination Date	Section 8.02(a)
Transactions	Recitals
Uncertificated Shares	Section 2.04(b)
V1 Shareholders’ Approval	Section 7.01(c)
Voting Agreement	Recitals
Willful Breach	Section 8.05

Section 9.04 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.05 Interpretation. When a reference is made in this Agreement to a Section, Article or Exhibit such reference shall be to a Section, Article, Annex or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Annexes or Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The symbol “US$” refers to United States Dollars. All US$ amounts used in Article III and Article V include the equivalent amount denominated in other currencies. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” Reference to “day” means a calendar day unless otherwise indicated as a “Business Day.”

Section 9.06 Entire Agreement; Assignment. This Agreement (including the Annexes, Exhibits and Schedules hereto), the Company Disclosure Schedule, the Equity Commitment Letters, the Confidentiality Agreements and other documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein and therein constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof; provided that the Confidentiality Agreements shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreements expire in accordance with their respective terms or are validly terminated by the parties thereto. This Agreement shall not be assigned (whether pursuant to a merger, by operation of Law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to any Affiliate of Parent, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

Section 9.07 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than (a) Section 6.05 and Section 8.07(f) (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons); provided that in no event shall any holders of Shares (including Shares represented by ADSs) or holders of Company Options, Company Warrants and Company RSUs in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; and (b) Section 8.06 and Section 8.07(b) (which are intended to be for the benefit of any such designated Affiliate of Parent or of the Company that is a party to the Escrow Agreement).

Section 9.08 Specific Performance.

(a) Subject to Section 9.08(c), the parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof by the parties, and that money damages or other legal remedies would not be an adequate remedy for such damages. Accordingly, subject to Section 9.08(c), the parties hereto acknowledge and hereby agree that in the event of any breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, or Parent or Merger Sub, on the other hand, shall each be entitled to specific performance of the terms hereof (including the obligation of the parties to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by any party, in addition to any other remedy at law or equity, and the Company demanding Parent and Merger Sub to fully enforce the terms of the Equity Commitment Letters against the Sponsors to the fullest extent permissible pursuant to the terms thereof and to thereafter consummate the Transactions contemplated by this Agreement.

(b) Each party (i) waives any defenses in any action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate and (ii) waives any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief.

(c) Notwithstanding anything herein to the contrary, (i) Parent and Merger Sub on the one hand and the Company on the other hand, agree that the election to pursue an injunction or other appropriate form of specific performance or equitable relief shall not restrict, impair or otherwise limit Parent and Merger Sub or the Company from, in the alternative, seeking to terminate the Agreement and collect the Company Termination Fee pursuant to Section 8.07(a) and expenses under Section 8.07(d), by Parent on the one hand, or the Parent Termination Fee pursuant to Section 8.07(b) and expenses under Section 8.07(d), by the Company on the other hand and (ii) upon the payment of such amounts, the remedy of specific performance shall not be available against the party making such payment and, if such party is Parent or Merger Sub, any other member of the Parent Group or, if such party is the Company, any other member of the Company Group.

(d) This Section 9.08 shall not be deemed to alter, amend, supplement or otherwise modify the terms of the Equity Commitment Letters (including the expiration or termination provisions thereof).

Section 9.09 Governing Law; Dispute Resolution.

(a) This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of Law principles thereof that would subject such matter to the Laws of another jurisdiction, except that the following matters arising out of or relating to this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the undertaking, property and liabilities of Merger Sub in the Surviving Corporation, the cancellation of the Shares (including Shares represented by ADSs), the rights provided for in Section 238 of the CICL with respect to any Dissenting Shares, the fiduciary or other duties of the Company Board and the directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.

(b) Subject to Section 9.08 and the last sentence of this Section 9.09(b), any disputes, actions and proceedings against any party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the arbitration rules of HKIAC in force at the relevant time and as may be amended by this Section 9.09. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three (3) arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the arbitration rules of HKIAC, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 9.10 Amendment. This Agreement may be amended by the parties hereto at any time prior to the Effective Time by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors, and (b) with respect to the Company, by the Company Board; provided that after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share (including Shares represented by ADSs) shall be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.11 Waiver. At any time prior to the Effective Time, any party hereto may by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors and (b) with respect to the Company, by action taken by or on behalf of the Company Board, (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.12 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PEGASUS INVESTMENT HOLDINGS LIMITED

By:	/s/ Ma Yun Tao
Name:	Ma Yun Tao
Title:	Director

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PEGASUS MERGER SUB LIMITED

By:	/s/ Ma Yun Tao
Name:	Ma Yun Tao
Title:	Director

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

By:	/s/ Hendrick Sin
Name:	Hendrick Sin
Title:	Vice Chairman

[Signature Page to Agreement and Plan of Merger]

ANNEX A

PLAN OF MERGER

THIS PLAN OF MERGER is made on              2015.

BETWEEN

(1) Pegasus Merger Sub Limited, an exempted company incorporated under the laws of the Cayman Islands on June 5, 2015, with its registered office situate at the offices Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands (“Merger Sub”); and

(2) China Mobile Games and Entertainment Group Limited, an exempted company incorporated under the laws of the Cayman Islands on 20 January 2011, with its registered office situate at the offices of PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands (the “Surviving Corporation” and together with Merger Sub, the “Constituent Companies”).

WHEREAS

(a) Merger Sub and the Surviving Corporation have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated June 9, 2015 made between Pegasus Investment Holdings Limited, Merger Sub and the Surviving Corporation, a copy of which is attached as Appendix I to this Plan of Merger and under the provisions of Part XVI of the Companies Law Cap.22 (Law 3 of 1961, as consolidated and revised) (the “Companies Law”).

(b) This Plan of Merger is made in accordance with Section 233 of the Companies Law.

(c) Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

WITNESSETH

CONSTITUENT COMPANIES

1. The constituent companies (as defined in the Companies Law) to the Merger are Merger Sub and the Surviving Corporation.

NAME OF THE SURVIVING CORPORATION

2. The name of surviving company (as defined in the Companies Law) is the Surviving Corporation, which shall continue to be named China Mobile Games and Entertainment Group Limited.

Annex - A - 1

REGISTERED OFFICE

3. The Surviving Corporation shall have its registered office at the offices Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

AUTHORISED AND ISSUED SHARE CAPITAL

4. Immediately prior to the Effective Date (as defined below) the authorized share capital of Merger Sub was US$1,000,000 divided into 1,000,000,000 ordinary shares of US$0.001 par value per share, of which one share has been issued.

5. Immediately prior to the Effective Date the authorized share capital of the Surviving Corporation was US$1,000,000 divided into 750,000,000 Class A ordinary shares (“Class A Shares”) each of a nominal or par value of US$0.001 and 250,000,000 Class B ordinary shares (“Class B Shares”, and together with Class A Shares, each a “Share” or, collectively, the “Shares”) each of a nominal or par value of US$0.001, of which [●] Class A ordinary shares and [●] Class B ordinary shares have been issued fully paid.

6. On the Effective Date, the authorized share capital of the Surviving Corporation shall be US$1,000,000 divided into 1,000,000,000 ordinary shares of US$0.001 par value per share.

7. On the Effective Date, and in accordance with the terms and conditions of the Agreement:

(a) Each Share issued and outstanding immediately prior to the Effective Time other than the Dissenting Shares shall be cancelled in exchange for the right to receive the Per Share Merger Consideration.

(b) Each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled in exchange for a payment resulting from the procedure in accordance with Section 238 of the Companies Law, except that holders of Dissenting Shares who fail to exercise or who effectively withdraw or lose their rights to dissent from the Merger under Section 238 of the Companies Law shall receive the Per Share Merger Consideration.

(c) All Shares issued and outstanding immediately prior to the Effective Time, including Shares represented by ADSs, shall cease to be outstanding, shall be cancelled and shall cease to exist.

(d) Each ordinary share of Merger Sub shall be converted into one validly issued, fully paid and non-assessable ordinary share of the Surviving Corporation.

8. On the Effective Date, the ordinary shares of the Surviving Corporation shall:

(a) be entitled to one vote per share;

(b) be entitled to such dividends as the board of directors of the Surviving Corporation may from time to time declare;

Annex - A - 2

(c) in the event of a winding-up or dissolution of the Surviving Corporation, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, be entitled to the surplus assets; and

(d) generally be entitled to enjoy all of the rights attaching to ordinary shares;

in each case as set out in the Amended and Restated Memorandum of Association and Articles of Association of the Surviving Corporation in the form attached as Appendix II to this Plan of Merger.

EFFECTIVE DATE

9. The Merger shall take effect on [●] (the “Effective Date”).

PROPERTY

10. On the Effective Date, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Corporation which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

11. The Memorandum of Association and Articles of Association of the Surviving Corporation shall be amended and restated in the form attached as Appendix II to this Plan of Merger upon the Effective Date.

DIRECTORS BENEFITS

12. There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING CORPORATION

13. The names and addresses of the directors of the Surviving Corporation are as follows:

NAME	ADDRESS

SECURED CREDITORS

14. (a) Merger Sub has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger; and

(b) Surviving Corporation has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

Annex - A - 3

RIGHT OF TERMINATION

15. This Plan of Merger may be terminated pursuant to the terms and conditions of the Agreement.

APPROVAL AND AUTHORIZATION

16. This Plan of Merger has been approved by the board of directors of each of Merger Sub and Surviving Corporation pursuant to Section 233(3) of the Companies Law.

17. This Plan of Merger has been authorized by the shareholders of each of Merger Sub and Surviving Corporation pursuant to Section 233(6) of the Companies Law.

COUNTERPARTS

18. This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

19. This Plan of Merger shall be governed by and construed in accordance with the Laws of the Cayman Islands.

For and on behalf of Pegasus Merger Sub Limited:

[Name]
Director

For and on behalf of China Mobile Games and Entertainment Group Limited:

[Name]
Director

Annex - A - 4

APPENDIX I

(the Agreement)

Appendix I - 1

APPENDIX II

(Amended and Restated Memorandum of Association and Articles of Association of the Surviving Corporation)

Appendix II - 1

ANNEX B

Neither Parent nor Merger Sub makes any representation with respect to the PRC Anti-Monopoly Law or any rules or regulations promulgated thereunder.

“PRC Anti-Monopoly Law” means mean the Anti-Monopoly Law of the PRC adopted on August 1, 2008, as amended and the rules, regulations, orders, notices, guidance notes and other legally binding documents promulgated thereunder, as in effect from time to time.

Annex B - 1